Exhibit 99.2

Acquisition Agreement

By and among

Shanghai Shengran Information Technology Co., Ltd.

Shanghai Taomee Network Technology Co., Ltd.

Shanghai Qidong Information Technology Co., Ltd.

Shanghai Taomi Network Technology Co., Ltd.

Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)

Orient TM Ruibo Limited

Orient TM Parent Limited

Taomee Holdings Limited

Taomee Holdings (HK) Limited

and

Shanghai Mi Ting Culture and Creative Co., Ltd.

Beijing Zi Tang Technology Co., Ltd.

i

ii

The Acquisition Agreement (the “Agreement”) is made and entered into by and among the following Parties in Shanghai, People’s Republic of China (“PRC”), on this 15th day of September, 2023 (the “Execution Date”):

(1) Shanghai Shengran Information Technology Co., Ltd. (“Shanghai Shengran”), a limited liability company incorporated under the laws of the PRC, with its Unified Social Credit Code of 91310000690127809G and its registered address at 13-15F, Building A2, No. 1528, Gumei Road, Xuhui District, Shanghai, PRC. For the purpose of this Agreement, any reference to “People’s Republic of China”, “PRC”, or “China” shall exclude the Hong Kong Special Administrative Region, the Macao Special Administrative Region and the Taiwan Region;

(2) Shanghai Taomee Network Technology Co., Ltd. (“Shanghai Taomee”), a limited liability company incorporated under the laws of the PRC, with its Unified Social Credit Code of 91310104667760032G and its registered address at 16F, Building A2, No. 1528, Gumei Road, Xuhui District, Shanghai;

(3) Shanghai Qidong Information Technology Co., Ltd. (“Shanghai Qidong”), a limited liability company incorporated under the laws of the PRC, with its Unified Social Credit Code of 913101177862519001 and its registered address at Room 502-8, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai, PRC;

(4) Shanghai Taomi Network Technology Co., Ltd., (“Shanghai Taomi”), a limited liability company incorporated under the laws of the PRC, with its Unified Social Credit Code of 91310120MA1HL9N0XP and its registered address at Room 207, 668 Xinzhuan Road, Songjiang District, Shanghai, PRC. Shanghai Taomi, Shanghai Taomee and Shanghai Qidong, each is referred to as an “Operating Entity”, and collectively, the “Operating Entities”. Operating Entities and Shanghai Shengren collectively are referred to as “Target Companies”. Target Companies excluding Shanghai Qidong are referred to as the “Acquirees”);

(5) Dongzhengruibo (Shanghai) Investment Center (Limited Partnership) (“Orient Ruibo”), a limited partnership incorporated under the laws of the PRC, with its Unified Social Credit Code of 91310115342217138G and its registered address at Room 272, Building 7, 648 Gushan Road, Shanghai Free-Trade Zone, Shanghai, PRC;

(6) Orient TM Ruibo Limited (“TM Ruibo”), a limited company incorporated under the laws of the Cayman Islands, with its registration number of 312099 and its registered address at the offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands;

(7) Orient TM Parent Limited (“TM Parent”), a limited company incorporated under the laws of the Cayman Islands, with its registration number of 301859 and its registered address at the offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands;

(8) Taomee Holdings Limited (“TM Holdings”), a limited company incorporated under the laws of the Cayman Islands, with its registration number of 217775 and its registered address at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands;

(9) Taomee Holdings (HK) Limited (“TM HK”), a limited company incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”), with its registration number of 1290219 and its registered address at Unit 417, 4th Floor, Lippo Center, Tower Two, No.89 Queensway, Admiralty, Hong Kong;

(10) Beijing Zi Tang Technology Co., Ltd. (“Beijing Zi Tang”), a limited liability company incorporated under the laws of China, with the unified credit code of 91110105MA020C1N6R and the registered address of Room 1103, 11F, Tower 7, Wangjing Dongyuan Siqu, Chaoyang District, Beijing, PRC; and

(11) Shanghai Mi Ting Culture and Creative Co., Ltd. (“MMV”), a limited liability company incorporated under the laws of China, with the unified credit code of 91310000MA1GEENR56 and the registered address of Room 098, 12F, Tower 1, 588 Zixing Road, Minhang District, Shanghai, PRC (each of MMV, Beijing Zi Tang and MMV’s ultimate holding company’s Affiliates, a “Buyer”, and collectively, “Buyers”).

WHEREAS, the Sellers (as defined hereunder) hereto desire to sell the entire equity interest in the Acquirees, together with all rights, title, and interest therein to the Buyers, and the Buyers desire to acquire the entire such equity interest and rights, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises set forth above, and the agreements and undertakings contained in this Agreement, and intending to be legally bound hereby, each of the Target Companies, Orient Ruibo, TM HK, the other Sellers, the Buyers, TM Parent, TM Ruibo and TM Holdings (each of the foregoing entities individually referred to as a “Party” and collectively referred to as the “Parties”) accordingly agree as follows:

Article 1 Definitions

Article 1.01 Definitions

The following terms, as used herein, have the following meanings:

“Tax Return Documents” refers to tax returns, tax payment receipts, related tax computation forms and other documents related to the tax return, such as relevant supporting information, and the Share Change Registration Form (if applicable), etc.

“Real Property” means all land and buildings, fixtures thereon and all appurtenances thereto.

“Financial Statements” refer to: (i) the consolidated balance sheets, income statements and cash flow statements of each Group Member as of December 31, 2022, together with all relevant notes and schedules; (ii) Closing Date Statement; (iii) all consolidated balance sheets, income statements and other necessary financial information, as may be required by the Buyers from time to time from the Group Member as agreed in this Agreement from December 31, 2022 to the Closing Date.

“Invested Company” means, with respect to any entity, any company or other entity in which the entity owns less than 50% of the equity or interest; with respect to the Target Group, its invested companies include, but are not limited to, Shenzhen Zhongshun Heying Technology Co., Ltd., Guangzhou Cokutau Information Technology Co., Ltd., Shanghai Smartx Network Technology Co., Ltd.

“Commitment Parties” refer to Orient Ruibo, TM HK, TM Ruibo, TM Parent and TM Holdings.

“Target Equities” refer to 100% of the equity interest in each of the Acquirees and all rights and interest therein.

“Laws” means national, international, state, provincial, local or similar statutes, laws, decrees, statutes, regulations, rules, guidelines, orders, directives, requirements, legal principles, administrative regulations and the rules for the issuance and trading of securities on the relevant stock exchange, whether in the PRC or outside the PRC.

“Release Conditions” generally refers to the conditions for release of the Deposit and the Remaining Fixed Consideration from Sellers’ Escrow Account.

“Payment” refers to the Deposit and the Remaining Fixed Consideration, as detailed in Article 2.03 of this Agreement.

“Payment Date” generally refers to the date that the Deposit and the Remaining Fixed Consideration are paid by the Buyers to Sellers’ Escrow Account.

“Personal information” refers to information that is recorded electronically or in other ways which can identify the identity of a specific natural person or reflect a natural person’s activities independently or in combination with other information, while the information that has been anonymized is not included.

“Articles of Association” refers to the Articles of Association of each of the Target Companies, as may be amended and supplemented from time to time.

“Business Day” refers to any day other than a Saturday, Sunday or or a legal holiday on which commercial banking institutions are authorized to close for business in China.

“Key Employees” refers to a list of personnel to be agreed by Orient Ruibo and the Buyers in writing separately after the Execution Date and to be affixed to this Agreement as Exhibit C.

“Affiliate” means, with respect to any legal entity, any other entity directly or indirectly controlling, controlled by, or under common control with such entity; with respect to a natural person, it also includes spouse, (step) children and spouse of (step) children, parents, parents of spouse, brothers and sisters and their spouses, and parents of spouse of (step) children of such person.

“Group” refers to TM Parent, TM Holdings, TM HK, Target Companies and their subsidiaries and branches; “Group Member” refers to any of the above entities, including but not limited to entities listed in Exhibit B to this Agreement (whether or not such entity is divested or canceled by the Group after the Execution Date).

“Group Invested Companies” refers to Shenzhen Zhongshun Heying Technology Co., Ltd., Guangzhou Cokutau Information Technology Co., Ltd., Shanghai Smartx Network Technology Co., Ltd., Voozclub Co., Ltd., Lazoo Worldwide Inc., PLAYGAME SDN BHD, Joy Children Technology Co., Ltd. and Taiwan Taomee Technology Holdings Limited.

“Group Privatization Transaction” refers to the privatization transaction in which TM Holdings was delisted from the New York Stock Exchange in 2016.

“Closing Deliverables” refer to any consent, undertakings, certificates, financial statements (other than Closing Date Statements), Closing Certificates and other documents in connection with such documents to be delivered by any of the Commitment Parties or any Group Member to the Buyers on or prior to the Closing Date pursuant to this Agreement or the Transaction contemplated under this Agreements.

“Deposit Payment Date” refers to the date on which the Buyers wire transfer the Deposit into the Escrow Account as agreed in Article 2.03(a) of this Agreement.

“Deposit Release Conditions” refers to all of the following conditions: (i) the Deposit has been remitted to the Escrow Account as agreed in Article 2.03(a) of this Agreement; (ii) conditions set forth in paragraph (a) of Exhibit 2.03 to this Agreement have been completed to the reasonable satisfaction of the Buyers; (iii) no Material Event of Default has occurred; and (iv) nothing in Article 3.01 (b)-(d) of this Agreement has occurred up to the Deposit Release Date.

“Deposit Release Date” refers to the date on which the Deposit in Sellers’ Escrow Account is released.

“Transaction Document” refers to this Agreement and all other memoranda and agreements entered into by any of the Commitment Parties and/or any Target Group Member as a party in connection with the Transaction contemplated under this Agreements, and any amendments to such documents.

“Control” (including “Controlled” and “Jointly Controlled”), with respect to a relationship between two or more subjects, means the right, directly, indirectly, or as a trustee, personal representative, or executor, to give instructions or to cause others to give instructions with respect to the affairs or management of a subject, whether through voting securities or as a trustee, personal representative or executor, and whether under a contract, credit arrangement or otherwise.

“Restated Articles of Association of the Target Companies” refers to the restated Articles of Association provided by the Buyers to be adopted after Closing for each of the Target Companies.

“Target Group” refers to Target Companies and their subsidiaries and branches; “Target Group Member” refers to any of the foregoing entities, including but not limited to any of the entities within China listed in Exhibit B to this Agreement (whether or not such entity is divested or canceled by the Target Group after the Execution Date).

“Other Group Members” refer to Group Members other than the Target Group Member.

“Encumbrance” means any security interest, pledge, charge, lien (including, without limitation, priority for tax purposes, rights of rescission and subrogation), lease, license, debt burden, priority arrangement, restrictive covenant, condition or restriction of any kind, stock option, including, without limitation, any restriction on the use, voting, transfer, proceeds or other exercise of ownership of any interest.

“Trade Secrets” mean trade secrets, know-how and other confidential or proprietary technology, business and other information, including business processes, business models, manufacturing and production processes and know-how, research and development information, techniques, drawings, specifications, designs, plans, programs, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information, all rights to restrict the use or disclosure of the foregoing in any jurisdiction, and other commercial information such as technical information, business information, etc., which is not known to the public and contains commercial value and for which the right holder has taken corresponding confidentiality measures.

“Remaining Fixed Consideration Payment Conditions” refer to all of the following conditions: (i) the Deposit has been released pursuant to Article 2.03(a) of this Agreement and the Deposit Release Conditions have been fully met; (ii) the matters set forth in paragraph (a) of Exhibit 2.03 to this Agreement have been completed to the reasonable satisfaction of the Buyers; (iii) no Material Event of Default has occurred; and (iv) none of the circumstances set forth in Article 3.01(b)-(d) of this Agreement have occurred as of the Remaining Fixed Consideration Payment Date.

“Remaining Fixed Consideration Payment Date” refers to the date on which the Buyers remit Remaining Fixed Consideration into the Escrow Account as agreed in Article 2.03(b) of this Agreement.

“Remaining Fixed Consideration Release Conditions” refers to the Closing Conditions.

“Administration for Market Regulation” refers to the State Administration for Market Regulation (including its predecessor, the State Administration for Industry and Commerce) and its local branch, depending on the context.

“Tax” means any and all taxes, fees, levies, duties, tariffs and other charges of any kind imposed by a tax authority or any other similar government authorities (together with any and all interest, overdue fines, penalties, surcharges and additional amounts collected thereon), including, without limitation, taxes or other charges imposed on income, royalties, incidental earnings or other profits, gross income, property, sales, use, wages, employment, social security, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, transfer, value added or sales taxes; license, registration and documentation fees; and duties, taxes and similar charges.

“Big Four Accounting Firms” refer to Pricewaterhouse Coopers, Deloitte, KPMG, Ernst & Young, and their local affiliated agencies.

“Claim” means any claim, request, demand and related correspondence, violation, notice, suit, action, complaint, appeal, arbitration, interrogatory, proceeding or investigation, settlement decision, or settlement agreement brought by or against any entity or individual.

“Knowledge” refers to the maximum extent of knowledge that an entity can obtain after proper investigation.

“TM Parent Minority Shareholders” refers to Frontier Technology Holdings Limited, Joy Union Holdings Limited and Charming China Limited.

“Ultimate Controlling Persons of TM Parent Minority Shareholders” refer to the sole natural person shareholder of each TM Parent Minority Shareholder recorded on the register of shareholders of each TM Parent Minority Shareholder as of the Execution Date.

“Variable Consideration Payment Conditions” refers to all of the following conditions: (i) the Deposit and the Remaining Fixed Consideration have been released as agreed in Article 2.01 of this Agreement; (ii) Article 5.10(c), (f) and (h) of this Agreement have been completed in full and on time; (iii) none of the circumstances set forth in Article 3.01 (b) of this Agreement have occurred as of the payment date of the Variable Consideration; and (iv) the matters set forth in paragraph (d) of Exhibit 2.03 to this Agreement have been completed in full.

“VIE Agreement” refers to the full set of the currently effective control agreements entered into by Shanghai Shengran, each Operating Entity and all shareholders of Operating Entities, as well as the amendments made from time to time: (a) in the case of Shanghai Taomee, including but not limited to (1) “Exclusive Technical Services and Marketing Services Agreement” entered into by Shanghai Shengran and Shanghai Taomee on December 31, 2009, (2) “Proxy Agreement” and “Business Operation Agreement” entered into by Shanghai Shengran, Shanghai Taomee, Mr. Liqing Zeng, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang, Mr. Zhen Wei, Mr. Yuliang Feng on December 31, 2009, (3) “Option Agreement” entered into by Shanghai Shengran, Mr. Liqing Zeng, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang, Mr. Zhen Wei and Mr. Yuliang Feng on December 31, 2009, (4) “Loan Agreement” entered into by Shanghai Shengran, Mr. Liqing Zeng, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang and Mr. Zhen Wei on June 12, 2009, (5) “Equity Pledge Agreement” entered into by Shanghai Shengran, Shanghai Taomee, Mr. Liqing Zeng, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang, Mr. Zhen Wei and Mr. Yuliang Feng on March 17, 2010, (6) “Trademark License Agreement” and “Amendment to Trademark License Agreement” entered into by Shanghai Shengran and Shanghai Taomee on January 21, 2010 and March 1, 2019, respectively, (7) “Seer Software Development and Maintenance Agreement” entered into by Shanghai Shengran and Shanghai Taomee on October 1, 2009, (8) “Intellectual Property License Agreement” entered into by Shanghai Shengran and Shanghai Taomee on May 10, 2017 (item (1) - (8) and the amendments to them from time to time are collectively referred to as “VIE Agreements with Minority Shareholders”), and (9) “Proxy Agreement”, “Equity Pledge Agreement” and “Business Operation Agreement” entered into by Shanghai Shengran, Orient Ruibo and Shanghai Taomee in 2023, and “Option Agreement” entered into by Shanghai Shengran and Orient Ruibo in 2023; (b) in the case of Shanghai Taomi, including but not limited to “Proxy Agreement” and “Equity Pledge Agreement” entered into by Shanghai Shengran, Shanghai Taomi, Ms. Mengqing Li, and Ms. Lan Liu on April 23, 2021, “Option Agreement” entered into by Shanghai Shengran, Ms. Mengqing Li and Ms. Lan Liu on April 23, 2021, and “Business Operation Agreement” entered into by Shanghai Shengran, Shanghai Taomi, Mr. Zhouli Zheng and Mr. Yu Wang on January 11, 2019; and (c) in case of Shanghai Qidong, including but not limited to “Exclusive Technical Services and Marketing Services Agreement” entered into by Shanghai Shengran and Shanghai Qidong on December 31, 2009, “Proxy Agreement” and “Business Operation Agreement” entered into by Shanghai Shengran, Shanghai Qidong, Mr. Liqing Zeng, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang, Mr. Zhen Wei and Mr. Yuliang Feng on December 31, 2009, “Option Agreement” entered into by Shanghai Shengran, Mr. Liqing Zeng Liqing, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang and Mr. Zhen Wei and Mr. Yuliang Feng on December 31, 2009, and “Equity Pledge Agreement” entered into by Shanghai Shengran, Shanghai Qidong, Mr. Liqing Zeng Liqing, Mr. Haibing Wang, Mr. Yunpeng Cheng, Mr. Bin Wang and Mr. Zhen Wei and Mr. Yuliang Feng on June 12, 2009.

“Cybersecurity and Data Protection Laws” refers to laws or regulations relating to cybersecurity, network information security, data security, protection of personal information and protection of important data, including, but not limited to: laws, regulations, and national standards of China relating to cybersecurity, network information security, data security, protection of personal information, the EU General Data Protection Regulation, and applicable laws cybersecurity and data protection laws of other countries.

“Event of Default” refers to any breach by any Seller, Commitment Party, or Target Company of its statements, declarations, warranties, obligations, undertakings under any Transaction Document. Notwithstanding the foregoing, for the purposes of Remaining Fixed Consideration Payment Conditions, Release Conditions for Payments and Articles 2.03 and 2.06, if any default by the Commitment Parties, the Target Companies or the Sellers is cured to the satisfaction of the Buyers within fifteen (15) days after it occurs, such default shall not be deemed as an Event of Default.

“Minority Shareholder Settlement Agreement” refers to the Settlement Agreement entered into by and among the Commitment Parties and TM Parent Minority Shareholders, the Ultimate Controlling Persons of TM Parent Minority Shareholders, and other relevant parties as of the date hereof.

“Minority Shareholder Commitment Letter” refers to the Commitment Letter to be executed by TM Parent Minority Shareholders and the Ultimate Controlling Persons of TM Parent Minority Shareholders to each of the Buyers and the Target Companies on the Execution Date.

“Minority Shareholder Confirmation Letter” refers to the Confirmation Letter to be executed by TM Parent Minority Shareholders, and the Ultimate Controlling Persons of TM Parent Minority Shareholders to each of the Commitment Parties, the Buyers and the Target Companies.

“Minority Shareholder Documents” refer to the Minority Shareholder Settlement Agreement, the Minority Shareholder Commitment Letter and the Minority Shareholder Confirmation Letter.

“Accounts Receivable” refers to all trade receivables, notes receivable and other amounts due from third parties (including, but not limited to, customers and employees) arising out of the conduct of the business (whether or not in the normal course of business) and any unpaid accrued financial expenses related to such amounts.

“Confirmation Letter” refers to the Confirmation Letter issued by the relevant individuals to Orient Ruibo, the Buyers, Shanghai Shengyu Network Technology Co., Ltd. and the Target Companies on the Execution Date, in the substance and format set forth in Exhibit D to this Agreement.

“Liabilities”, with respect to any entity, refer to (1) any obligation of such entity relating to loans, or any type of deposit made with, or any type of advance made to, such entity, and any prepayment fees, penalties and any other charges and expenses paid in satisfaction of such liabilities; (2) any obligation of such entity evidenced by bonds, corporate bonds, notes or similar instruments, (3) any liabilities of such entity (including accounts receivable in the normal course of business) for which interest is conventionally paid, (4) any obligation of such entity under conditional sale or other retention of title agreements, (5) any obligation of such entity for the issuance or assumption of the deferred purchase price of property or services, (6) any obligation of such entity under capitalized lease, (7) any obligation secured by any encumbrance on rights in property or assets in the possession or control of such entity, (8) any amount due under a letter of credit issued in favor of such entity, (9) any obligation of such entity to purchase securities (or other property) arising from or in connection with the sale of the same or substantially similar securities or property, (10) any security provided by such entity for the liabilities of any other person, or any arrangement having the economic effect of security, (11) any other circumstances that should be recognized as liabilities and contingencies under PRC GAAP, and (12) any accrued interest or penalties on any of the foregoing.

“Government Authorities” mean any international, national, state, provincial, local, or other similar governmental, governmental, regulatory or administrative departments, agencies or commissions or any court, tribunal or judicial or arbitral body in China or outside China.

“Government Official” refers to any person, employee, or candidate of any government authorities or agencies (including any company owned or controlled by such government authorities), any public international organizations or any political parties, and any persons holding political office, including, but not limited to any officer or employee serving thereof, or any person acting on behalf of any such agencies.

“Government Order” means any order, writ, judgment, injunction, ruling, requirement, decision, or award made by or in conjunction with any Government Authorities.

“Intellectual Property” shall mean: (a) patents and patent applications; (b) trademarks, trademark application, service marks, trade names, trade designs and domain names, and exclusive goodwill attached thereto; (c) copyrights and application of copyrights, including but not limited to computer software copyrights, fine art works copyrights, film and television works copyrights, and music works copyrights, database copyrights, copyrights of original authors and contributors of open source software and the adjacent rights relating to the aforementioned copyrights; (d) confidential and proprietary information, including trade secrets, technical secrets, technological assets, including but not limited to all data required to operate the business, various types of computer source code and the operation and maintenance system required to use the above data and source code to operate the business; and (e) any rights similar to those in (a)-(d) granted by law, regardless of whether the above items have been applied for registration or not, registered or not, or no registration required.

“Material Adverse Effect” refers to any condition, change or effect affecting the Target Group or the Primary Business and the industry in which it operates, and such condition, change or effect, individually or together with any other condition, change or effect of the Target Group or the Primary Business: (i) has, or is likely to have, a material adverse effect on the Primary Business and the assets, liabilities (including, but not limited to, contingent liabilities), operating performance or financial condition of the Target Group; (ii) has, or is likely to have, a material adverse effect on the qualification or ability of any Target Group Member to operate and carry on its Primary Business in the manner in which it currently operates or carries on its Primary Business or proposes to operate or carry on its Primary Business; or (iii) has, or is likely to have, a material adverse effect on the performance of the Transaction Documents or the Closing of the Transaction contemplated under the Transaction Documents.

“Material Contract” refers to each of the following contracts or agreements (whether or not in writing; excluding Minority Shareholder Documents) to which the any Target Group Member is a party and which are currently in effect and constitute the following:

(i) Contracts and agreements relating to the primary business or the Target Group Members, with an amount exceeding one million yuan (RMB 1,000,000);

(ii) Contracts and agreements entered into with government authorities or state-owned enterprises, or entered into for the purpose outside the ordinary course of business;

(iii) Contracts and agreements that restrict or seek to restrict its ability to compete in any specific industry or with any specific entity or in any specific territory or for any specific period of time;

(iv) Agreements relating to the sale, issuance, grant, exercise, purchase, repurchase or redemption of securities;

(v) Agreements that contain exclusivity, change-in-control provision, most-favored-nation provision, pre-emptive rights, right of first sale, right of first to negotiate or contract or similar rights, or the grant of any delegation, agency, or similar authorization;

(vi) Agreements relating to creation of indebtedness, extension of loans, provision of guarantee or setting encumbrance in excess of one million Yuan (RMB 1,000,000);

(vii) Agreements relating to the use, disposal, or acquisition of any material assets (including businesses);

(viii) Agreements to waive, settle, or compromise any material dispute, claim, suit, or arbitration;

(ix) Agreements to form, contribute to, or operate any partnership or joint venture, or to share profits or losses, or to invest in or borrow from any entity, or to acquire or sell securities or assets of any entity;

(x) Contracts and agreements with, unilateral commitments to, or from, any Affiliates other than the Target Group Members;

(xi) Contracts and agreements relating to intellectual property rights in excess of one million Yuan (RMB 1,000,000); and

(xii) All other contracts and agreements that are material to the primary business or to Target Group Members, or the absence of which would have a Material Adverse Effect, whether or not entered into in the ordinary course of business.

“Material Event of Default” refers to any Event of Default that causes a Material Adverse Effect.

“PRC GAAP” refers to the generally accepted accounting principles in effect in China that have been consistently applied throughout the relevant period, including the Accounting Standards for Business Enterprises issued by the China Accounting Standards Committee in accordance with the Accounting Law of the PRC and amendments thereto from time to time.

“Important Data” refers to data closely related to national security, economic development, and social and public interests.

“Termination Agreement” refers to the termination agreement entered into by Ms. Lan Liu with Shanghai Shengyu Network Technology Co., Ltd. in connection with the disposal of the shares in Orient Ruibo pursuant to the undertakings set forth in the Confirmation Letter.

“Entity” refers to any person, partnership, joint stock company, limited liability company, association, trust, other consortium legal person, association legal person, unincorporated organization, government department or other entity.

“Primary Business” refers to the business primarily conducted by the Target Group, including, but not limited to, the development, production, licensing and operation of games, animation, films and television programs.

“Sellers” refer to all shareholders (including nominee shareholders and beneficiary shareholders) of each of the Acquirees immediately prior to the Closing Date, including, but not limited to, TM HK and Orient Ruibo.

“Subsidiary” means, with respect to any entity, any company or other entity in which such entity has more than 50% of the equitry interest or is controlled by such entity.

“Owned Real Property” means the real property owned by any Target Group Members, and all buildings and other fixture located thereon, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Leased Real Property” means the real property leased by any Target Group Members as lessee, and all buildings and other fixture located thereon, and all easements, licenses, rights and appurtenances relating to the foregoing.

Article 1.02 Interpretations and Principles of Interpretations

In this Agreement, unless otherwise specified or the context otherwise requires:

(a) Any reference in this Agreement to “Article”, “Paragraph” or “Exhibit” shall mean, unless otherwise expressly stated, the “Article”, “Paragraph” or “Exhibit” of this Agreement;

(b) Any reference to “day(s)” herein, unless specifically stated as business day(s), shall be deemed to refer to calendar day(s);

(c) The contents, headings and titles contained in this Agreement are for convenience only and shall not affect the meaning or interpretation of the provisions hereof in any way;

(d) Any use of the word “including” in this Agreement shall be deemed to be followed by the phrase “without limitation”;

(e) The terms “this Agreement”, “hereof”, “hereunder” and similar wording shall mean this Agreement as a whole, instead of any specific provision of this Agreement;

(f) All terms defined in this Agreement shall have the meanings defined herein when used in any certificate or other instrument made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or instrument;

(g) References in this Agreement to any agreement, instrument, or other document shall mean such agreement, instrument, or other document as amended, supplemented, or modified from time to time;

(h) This Agreement shall be construed to have been drafted jointly by the Parties and no presumption or burden of proof shall arise in favor of or against any Party on the basis that any provision of this Agreement has been drafted by a Party;

(i) References to any subject shall also refer to such subject’s successors and permitted assigns;

(j) Any reference to any Target Group Member shall include, where applicable, any of its Affiliates (including branches, offices, and business halls); and

(k) The use of the word “or” does not imply exclusivity unless expressly stated otherwise.

Article 2 acquisition

Article 2.01 Purchase and Sale of Target Equities

In accordance with the terms hereof and subject to the conditions hereof, the Parties agree that:

(a) On the Closing Date, the Sellers shall transfer to the Buyers (i.e., the Affiliates then designated by the Buyers, and Beijing Zi Tang), and the Buyers shall purchase from the Sellers all the Target Equities without any encumbrance (the “Transaction”).

(b) Upon Closing, the equity ownership of the Target Companies shall be as set forth in Exhibit A to this Agreement.

(c) Upon Closing, the Buyers shall acquire all rights, title, and interest in the Target Equities; and the Buyers shall be entitled to all of the owner’s equity formed since the date the Target Equities were created.

Article 2.02 Consideration

The Parties agree that the consideration for the Transaction (“Purchase Price”) shall be RMB 543,000,000 (“Fixed Consideration”), plus the Variable Consideration (as defined below), and the Purchase Price shall not be less than the Fixed Consideration. For the avoidance of doubt, the Purchase Price shall be tax inclusive; and the allocation of the Purchase Price among the Target Companies shall be separtely agreed in a manner then satisfactory to the Buyers and Orient Ruibo, subject to the adjustment of Purchase Price set forth in Article 2.05 and the deduction set forth in Article 2.06 hereof.

Article 2.03 Payment of Deposit and Remaining Fixed Consideration

The Parties agree that the Buyers shall remit to the Escrow Account a deposit in the aggregate amount of RMB 200,000,000 (the “Deposit”) and the remaining fixed consideration of RMB343,000,000 after deducting the Deposit (“Remaining Fixed Consideration”) in accordance with Article 2.03 hereof:

(a) Deposit related arrangement:

(i) Payment of the Deposit: The Buyers shall remit the Deposit into the Escrow Account (as defined below) within thirty (30) days of the Execution Date. Notwithstanding the foregoing, if the Buyers are unable to fulfill such obligation in time due to government approvals or other reasons, the Commitment Parties agree to extend the deadline, and in no event shall the Deposit be remitted to the Escrow Account later than October 31, 2023;

(ii) Release of the Deposit: On the date that the Deposit Release Conditions are met or waived in writing by the Buyers, the Deposit in the Escrow Account shall be immediately released; and

(iii) For the avoidance of doubt, the Deposit remitted into the Escrow Account shall not be released if the Deposit Release Conditions are not fully met and not waived in writing by the Buyers.

(b) Remaining Fixed Consideration related arrangement:

(i) Payment of Remaining Fixed Consideration: Within thirty (30) days after Remaining Fixed Consideration Payment Conditions are satisfied or waived in writing by the Buyers, the Buyers shall remit the Remaining Fixed Consideration to the Escrow Account; Notwithstanding the foregoing, if Remaining Fixed Consideration Payment Conditions are not fully satisfied by December 31, 2023, the Buyers hereby agree to waive all the Remaining Fixed Consideration Payment Conditions that are not then fully satisfied, and to remit the Remaining Fixed Consideration into the Escrow Account on December 31, 2023;

(ii) Release of Remaining Fixed Consideration: Subject to Article 6 of this Agreement, the Remaining Fixed Consideration into the Escrow Account will be immediately released on the Closing Date, and the released Deposit will automatically become part of the Fixed Consideration on the same day; and

(iii) For the avoidance of doubt, the Remaining Fixed Consideration remitted into the Escrow Account should not be released if Remaining Fixed Consideration Release Conditions are not fully met or waived in writing by the Buyers.

(c) For the avoidance of doubt, in the event of a Material Event of Default, if Orient Ruibo acknowledges the amount claimed by the Buyers for such Material Event of Default and undertakes to indemnify immediately (or Orient Ruibo and the Buyers have determined the amount and manner of the claim through a dispute resolution process, or have determined that no claim is required), the Buyers shall waive such Material Event of Default in writing from the relevant payment or Release Conditions. Except as set forth above and as described in Article 2.03(b)(i), the Buyers shall be entitled (but not obliged) to waive in writing Remaining Fixed Consideration Payment Conditions and Release Conditions for each tranche. For the avoidance of doubt, such waiver shall not affect any rights of the Buyers hereunder.

Article 2.04 Audit and Closing Date Statements

(a) On or before the 20th day of the month following the Closing Date, the Commitment Parties shall provide the Buyers with the consolidated balance sheet and income statement of the Target Group Members as of the end of the month of the Closing Date, together with documents or account statements evidencing the carrying amount of cash balance, accounts receivable and payable on the Closing Date (collectively referred to as the “Closing Date Statements”). In addition, the Target Group Member and the Commitment Parties shall actively assist in providing such relevant documents and information as the Buyers may from time to time require for such Closing Date Statements. The balance of cash and cash equivalent of the Target Group Member as of the Closing Date (“Closing Date Cash Balance”) shall be derived from the Closing Date Statements.

(b) The Parties agree that, at any time after the Execution Date (including after Closing), the Commitment Parties and the Target Companies shall actively assist the Buyers in any audit, due diligence or other procedures in connection with any account lock, account review, historical compliance verification or reconciliation of the Target Group Member, including providing the Buyers with all information reasonably requested by the Buyers and all necessary documents and information then required by the auditor. Such cooperation and provision of information shall include making available to the Buyers with legal documents, financial documents, journal ledgers, financial statements (including, but not limited to, balance sheet and income statement and other necessary financial information and documents) or copies of parts thereof, relevant working papers and documents relating to the Buyers’ audit and due diligence of the Target Group Member, and documents in connection with any account lock, account review, historical compliance verification or reconciliation of the Target Group Member and such other necessary documents and information as may be then required by the auditor.

(c) The Commitment Parties and the Target Companies shall reasonably provide (and cause their employees to provide) an explanation with respect to any document or information referred to in Article 2.04. All information obtained by the Parties pursuant to Article 2.04 shall be kept confidential, except for such disclosures as may be permitted by Article 5.07 hereof.

Article 2.05 Adjustment of Purchase Price and Payment of Variable Consideration

(a) Calculation of the Variable Consideration. After determining the Closing Date Cash Balance pursuant to Article 2.04, the Variable Consideration shall be calculated and determined as:

Variable Consideration = Closing Date Cash Balance – RMB15,000,000 – 2023 Performance Bonus – Unsettled current accounts with the Sellers and Sellers’ Affiliates

(b) Calculation of Performance Bonus. The Buyers undertake to engage an independent auditor recognized by Orient Ruibo to perform the audit of the Target Group for 2023 and to issue an audit report (“2023 Audit Report”) no later than March 31, 2024. The Parties agree to calculate the amount of the performance bonus of 2023 (“2023 Performance Bonus”) based on the 2023 Audit Report in accordance with the following formula:

2023 Performance Bonus = (Audited Operating Profit in 2023 – RMB88,430,000) * 30% - Cash bonus already paid by Target Group in 2023

Among them, the audited operating profit in 2023 refers to the balance of gross profit as set forth in the 2023 Audit Report after deducting the selling expenses, R&D expenses and administrative costs, and any external costs incurred as a result of the Transaction (including, but not limited to, the Transaction Expenses agreed to in Article 9.01) shall be deducted from the administrative costs.

Cash bonus already paid by Target Group in 2023 refer to the cash bonus that the Target Group 2023 paid to its employees before Closing.

For avoidance of doubt, if the 2023 Performance Bonus calculated based on the above formula equals or is less than zero, 2023 Performance Bonus is deemed to zero for the purpose of determining Variable Consideration.

(c) Adjustment Method and Payment. The Buyers shall first submit the calculation of the Variable Consideration to Orient Ruibo within ten (10) business days after the issuance of the 2023 Audit Report for its review. Orient Ruibo shall approve or or provide written objection within five (5) business days from receipt of the calucalation. If Orient Ruibo fails to respond within the agreed time frame, it shall be deemed to have approved the calculation. If Orient Ruibo raises a written objection to the calculation of the Variable Consideration, the Parties shall resolve through negotiation within ten (10) business days of such written objection. If no agreement can be reached, the Variable Consideration shall be recalculated by one of the Big Four Accounting Firms jointly designated by Orient Ruibo and the Buyers and the result shall be final for the Variable Consideration. If the final result is consistent with the Variable Consideration calculated submitted by the Buyers to Orient Ruibo earlier, or the discrepancy is not more than ten percent (10%), the cost for engaging the Big Four Accounting Firm shall be borne by Orient Ruibo; otherwise, such cost shall be borne by the Buyers. The amount eventually determined in accordance with the above approach shall be the “Variable Consideration” and the Purchase Price shall be adjusted accordingly by adding such Variable Consideration. The adjusted Purchase Price shall be the initial Purchase Price (i.e., the Fixed Consideration) plus the Variable Consideration. Within five (5) business days after Variable Consideration Payment Conditions have been satisfied or waived in writing by the Buyers and the calculation of the Variable Consideration has been confirmed, the Variable Consideration shall be settled between the Buyers and the Sellers in a manner otherwise agreed between the Buyers and Orient Ruibo.

(d) Parties acknowledge that Variable Consideration shall be no less than RMB17,000,000, even the calculation based on Article 2.05 is lower than RMB17,000,000.

Article 2.06 Deduction of Variable Consideration

(a) The Buyers shall be entitled (but not obliged) to pay the Variable Consideration to the Sellers in accordance with this Agreement, after deducting an amount equal to any indemnification payable by the Commitment Parties to the Buyers pursuant to Article 7 (Compensation) of this Agreement.

(b) In the event that any indemnification event occurs pursuant to paragraph (a) above and the Buyers determine to make a reduction against the Variable Consideration, the Buyers shall deliver a statement in writing to the Commitment Parties or the Sellers specifying such indemnification events, the composition of the loss resulting from such events and relevant supporting documents (“Deduction Statement”), and:

(i)	If the Commitment Parties have no objection to the matters stated in the Deduction Statement, the amount stated in the Deduction Statement shall be the amount for deduction and the Buyers shall, after deducting such amount from the Variable Consideration, pay the remaining Variable Consideration to the Relevant Sellers as agreed in Article 2.05.

(ii)	If the Commitment Parties object to the matters stated in the Deduction Statement, any of them may refer the dispute to arbitration in accordance with Article 9.10 hereof, and the result of the arbitration shall be final. In such case, the Buyers shall first pay to the relevant Sellers the remaining amount of the Variable Consideration after deducting the amount stated in the Deduction Statement as agreed in Article 2.05, and then pay the remaining amount (if any) to the Sellers in accordance with the amount determined by the arbitration award within five (5) business days after receipt of the arbitration award.

(c) For the avoidance of doubt, the Variable Consideration payable by the Buyers to the Sellers as agreed in Article 2.06 shall be allocated among the Seller entity in a manner otherwise agreed by the Buyers and Orient Ruibo after the Execution Date. Payments made by the Buyers to the Sellers after deduction pursuant to Article 2.06 shall be deemed to have satisfied the payment obligation under the relevant terms.

Article 2.07 Other Terms on Payment of Purchase Price

(a) For Payments of each tranche, the Buyers shall, pursuant to the provisions of Article 2.03 hereof, wire transfer the funds to the escrow account then mutually approved by the Parties to be opened in the name of the recipient designated by Orient Ruibo and approved by the Buyers (the “Escrow Account”) on the Payment Date for each tranche in RMB that are immediately available.

(b) On the release date of the Payments, the Buyers and the Sellers shall jointly instruct the escrow agent of the Escrow Account to release the relevant Payments to the Sellers.

(c) As between the Buyers and the Sellers, Variable Consideration shall be paid to the bank account of the related Sellers by wire transfer using immediately available RMB as agreed in Article 2.05 hereof.

(d) The Parties agree that Buyers shall have the right to designate one or more of the Buyers to make any payments hereunder on its behalf, with necessary agreements duly signed (if applicable).

(e) If the payment or calculation of any amount by any Party under this Agreement involves a conversion between RMB and USD or USD and RMB, the exchange rate of RMB 7 per USD shall be used.

(f) For the avoidance of doubt, the Sellers shall (and the Commitment Parties shall cause the Sellers to) issue to the Buyers, on the date it receives the Purchase Price paid by the Buyers as agreed in Article 2.03 above, a receipt evidencing that it has received the relevant Purchase Price.

Article 3 Closing

Article 3.01 Conditions to Obligations of the Buyers

The obligations of the Buyers to complete the Transaction (including the obligation to release Remaining Fixed Consideration, but excluding the obligations to remit Deposit and Remaining Fixed Consideration into Sellers’ Escrow Account) shall be subject to each of the following conditions (the “Closing Conditions”) being confirmed by the Buyers as satisfied or waived in writing by the Buyers at or prior to the Closing:

(a) Representations and Warranties. The representations and warranties of the Target Companies and the Commitment Parties herein are true, accurate, complete and not misleading in all material respects when made, and will be true, accurate, complete and not misleading in all material respects as of the Closing Date (to the extent that specific representations and warranties hereunder are qualified as “material aspects” or “material”, such representations and warranties shall be true, accurate and not misleading), and shall have the same force and effect as the representations and warranties made on the Closing Date. In addition, the Buyers shall have received the certificate explaining the foregoing, signed by the Target Companies and the Commitment Parties;

(b) No Specific Government Order. No law or Government Order has been enacted, promulgated, enforced, or passed by any of the Government Authorities that would render the transactions contemplated by the Transaction Documents unlawful or otherwise restrict or prohibit the transactions contemplated by the Transaction Documents;

(c) No Legal Proceedings or Lawsuits. There are no existing or potential claims by any governmental authority or any third party, or filed with any government authority, against any of the parties to the Transaction Documents or any other Group members that would limit the transactions proposed under the Transaction Documents or make the completion of such transactions impossible or unlawful or have a Material Adverse Effect;

(d) No Material Adverse Effect. No one or more events that, individually or jointly, would have a Material Adverse Effect have occurred, and it is reasonable to assume that no one or more events that, individually or jointly, could have a Material Adverse Effect will occur;

(e) Due Diligence. The financial, business, legal and other professional due diligence for each Group Member has been completed and the results are satisfactory to the Buyers;

(f) Approvals and Consent. The Buyers have received from the Group Member all internal authorizations (including, but not limited to, resolutions of the shareholders’ meeting and/or decisions of the executive directors) in form and substance reasonably satisfactory to the Buyers and in compliance with applicable laws necessary for the execution of the Transaction Documents and the completion of the transactions proposed under the Transaction Documents, and all authorizations, approvals, consent, registrations or filings from various governmental authorities and the consent of all relevant third party;

(g) Changes in the Administration for Market Regulation. The Target Group Members shall have completed the following registration procedures for the changes in the Administration for Market Regulation and obtained the corresponding updated Business License for the transactions proposed under the Transaction Documents: (i) to change the shareholding structure of the Target Companies, other than Shanghai Taomee, to that set forth in Exhibit A to this Agreement; (ii) to replace the legal representative of the Target Group Members (other than Shanghai Taomee) and the financial officer of the Target Group Members with the persons designated by the Buyers; (iii) to replace the directors/executive directors, supervisors and general managers of the Target Companies with the persons designated by the Buyers (except for the replacement of the legal representative of Shanghai Taomee); and (iv) to amend the Articles of Association, other than Shanghai Taomee, as the Restated Articles of Association of the Target Companies. All the application documents necessary for the registration of changes have been duly signed by the relevant Parties (other than the Buyers) and delivered to the Buyers, so that the Buyers can independently register the changes for the Transaction of Shanghai Taomee: (i) to change the shareholding structure of Shanghai Taomee to that set forth in Exhibit A to this Agreement; and (ii) to amend the Articles of Association of Shanghai Taomee as the Restated Articles of Association of the Target Companies, and the contents of the documents shall be reasonably satisfactory to the Buyers;

(h) Tax Registration. The Target Companies have filed and completed the registration of tax changes with the tax bureau in connection with the change in the Administration for Market Regulation of the Target Companies (other than Shanghai Taomee) referred to in Article 3.01(g);

(i) Change in Foreign Exchange Registration. Regarding the change of capital during the Transaction, Shanghai Shengran has duly updated and submitted the basic information of foreign-invested enterprises to the relevant foreign exchange regulatory authorities;

(j) Performance of Transaction Documents. The Commitment Parties and the Target Group Members have performed and complied with all of the undertakings, covenants, obligations and conditions stated in the Transaction Documents which they are required to perform or comply with on or prior to the Closing Date;

(k) Transaction Documents. Each of the Transaction Documents has been duly executed by the relevant Parties and the Buyers have received each signed original of such Transaction Documents;

(l) Employee Placement and Senior Management Change. The senior management (including Mr. Li Zhao, Mr. Xuyang Wang, and Mr. Hai Feng, collectively referred to as the “Replaced Senior Management”) of the Target Group assigned or controlled by Orient Ruibo has been replaced with the designated persons of the Buyers, and no employees of the Target Group other than the Replaced Senior Management will be dismissed as a result of the Transaction;

(m) Record Handover, Bank Accounts and Company Chop Specification. The Buyers and the Target Companies have completed the counting and handover of the financial filings, original accounting vouchers and financial statements, tax-related documents, and information, license for opening accounts of bank, bank signature card, Ukey on all bank accounts, company chop, legal representative chop, contract chop and financial chop, as well as other licenses and internal archived information of all Target Group Members for the past ten years, documented in a detailed register;

(n) Change of Bank Authorized Signatories. All authorized signatories on the bank accounts of all Target Group Members have been replaced with the persons designated by the Buyers at the request of the Buyers;

(o) Data Portals and Source Code Handover. All data portals and authority to review the source code of all Target Group Members have been made available to the Buyers; the account name and password for each data management system have been submitted to the Buyers and can be readily accessed;

(p) Execution of Documents for Approval and Change of Business License. With respect to the Business License held by Shanghai Taomee, all application documents necessary for the approval of the proposed transaction hereunder have been duly signed by the relevant Parties (other than Buyers) and delivered to Buyers, and the contents of such documents are reasonably satisfactory to the Buyers;

(q) Matters stated in paragraphs (a)-(c) of Exhibit 2.03 to this Agreement have been completed to the reasonable satisfaction of the Buyers;

(r) TM HK has settled all the outstanding balance due to Shanghai Shengxin Information Technology Co., Ltd. and Shanghai Shengran as of the Closing Date;

(s) Orient Ruibo and TM Ruibo and their Affiliates have settled all outstanding amounts (if any) due to the Target Group (items (s) and (r) above are collectively referred to as the “Outstanding Balances to be Settled”); and

(t) Oreint Ruibo has provided signed partner resolution that it agrees to Shanghai Shengyu Network Technology Co., Ltd.’s relinquishment of shares in Orient Ruibo and all the rights and interest attached.

Article 3.02 Closing

(a) Subject to the terms and conditions hereof, Closing of this Transaction shall occur within five (5) business days (the “Closing Date”) after all of the Closing Conditions to the performance of the obligations of the Buyers set forth in Article 3.01 hereof have been proved to be satisfied or waived in writing by the Buyers (other than the conditions to be satisfied on the Closing Date pursuant to the terms of this Agreement) at the venue mutually agreed in writing (the “Closing”). The Commitment Parties and the Target Companies shall notify the Buyers in writing, within two (2) days after satisfaction of the Closing Conditions, that the Closing Conditions agreed in Article 3.01 have been fulfilled (other than the Closing Conditions to be fulfilled on the Closing Date), and shall provide all supporting documents.

(b) If Closing has not occurred by April 30, 2024, the Parties agree to resolve with their best efforts, provided that Buyers’s rights under Article 5.01(a) are not affected.

Article 3.03 Documents to be delivered by the Commitment Parties at Closing

At Closing, the Commitment Parties shall deliver, or cause others to deliver, the following documents and items to the Buyers:

(a) Original signed Transaction Documents (other than the signature page of the Buyers) and the Closing Deliverables;

(b) Closing Certificates signed by the Commitment Parties and the Target Companies, certifying that the conditions in Article 3.01 (other than those waived in writing by the Buyers) have been fully satisfied;

(c) Original Capital Contribution Certificates evidencing that the relevant Buyers have owned 100% of the equity interests in the Target Companies as stated in Exhibit A to this Agreement;

(d) Original Registers of Shareholders of the Target Companies, in which the relevant Buyers have been registered as the shareholders holding 100% of the equity interest in the Target Companies;

(e) Original Capital Contribution Certificates of the Target Companies held by the Sellers (if any); and

(f) Other supporting documents evidencing that the Closing Conditions set forth in Article 3.01 hereof have been satisfied (except for matters waived in writing by the Buyers).

Article 3.04 Documents to be Delivered by the Buyers at Closing

At Closing, the Buyers shall deliver, or cause other parties to deliver, to the Commitment Parties the original signed Transaction Documents to which the Buyers are a party.

Article 4 Representations and Warranties

Article 4.01 Representations and Warranties of Target Companies and the Commitment Parties

In order to procure the Buyers to enter into this Agreement, and as part of the consideration for their entering into this Agreement, each Target Company and each Commitment Party hereby jointly and severally make the representations and warranties set forth in Exhibit 4 hereof to each Acquirer.

Article 4.02 Representations and Warranties of the Buyers

The Buyers shall jointly and severally represent and warrant to the Commitment Parties as follows:

(a) Each Buyer is an entity duly organized and validly existing under the laws of its place of incorporation; The Buyers ultimately holding shares in the Target Companies meet the shareholder qualifications and requirements applicable to the market practices of the industry in which the Target Companies operate as of the Closing Date;

(b) The Buyers have obtained the necessary internal authorizations, permits and approvals to execute, deliver and perform the Transaction Documents to which they are a party and to complete the Transaction. This Agreement constitutes, upon their execution and delivery, a valid and legally binding agreement of the Buyers enforceable against the Buyers in accordance with their respective terms to which it is a Party.

(c) The execution, delivery, and performance by the Buyers of the Transaction Documents to which they are a party will not violate the Articles of Association of the Buyers or any court judgment, ruling, arbitration award, administrative decision, or order binding upon or applicable to the Buyers;

(d) The Purchase Price paid by the Buyers pursuant to this Agreement is derived from a lawful source.

Article 4.03 Survivability of Representations and Warranties

The representations and warranties made by the Parties hereunder shall survive the Closing Date.

Article 5 Miscellaneous

Article 5.01 Special Obligations of the Commitment Parties after Execution of this Agreement

(a) The Commitment Parties shall fulfill the Closing Conditions (including delivery of the items agreed in Article 3.03 to the Buyers) as agreed in Article 3.01 (excluding (e)) after the Deposit Release Date but on or prior to April 30, 2024. The Buyers shall have the right to require the Commitment Parties to continue to perform such obligations if they fail to fulfill such Closing Conditions as of the time specified above.

(b) Orient Ruibo hereby undertakes that it will not file any registration of change in equity of Shanghai Taomee to any third party other than Buyers, before the completion of Shanghai Taomee Registration Change (as defined hereunder).

Article 5.02 Business Operation during the Transition Period

The Target Companies and the Commitment Parties undertake and agree that, except for the actions taken pursuant to the provisions of the Transaction Documents, the Target Group Members shall, from the Execution Date until the Closing Date (“Transition Period”), conduct the business as required by Exhibit 5.02 to this Agreement and maintain the business and operating assets in intact in all material respects.

Article 5.03 Information Access and Data Handover

During the Transition Period, the Target Companies and the Commitment Parties shall, and shall cause, upon reasonable notice, the senior management, agents, representatives, accountants and legal advisers of the Target Group Members and each of the foregoing entities to: (i) allow the Buyers and authorized representatives of the Buyers to reasonably access to the offices, properties, account books and records of each Target Group Member; (ii) provide to the senior officers, employees and authorized agents and representatives of the Buyers such further financial and operational data and other information (or copies thereof) as the Buyers may from time to time reasonably request with respect to the Target Group Member or its business; (iii) use their best efforts to assist the Buyers to successfully complete the handover of the assets, finances, personnel, business, official seal and documents of each Target Group Member; And (iv) use their best efforts to assist the Buyers in re-establishing the financial account set for the Target Group Members. For the avoidance of doubt, the Buyers shall have the right, and the Commitment Parties and the Target Companies shall cause each Target Group Members to make its data interface available to the Buyers upon execution of this Agreement, so that the Buyers and the Target Companies may exchange data with each Target Group Member.

Article 5.04 Notice of Major Issues

(a) Each Target Company and each Commitment Party shall promptly notify the Buyers in writing of the occurrence or non-occurrence of any fact, change, condition, circumstance, or event of which it becomes aware and which would or could reasonably be expected to (i) cause any conditions set forth in Article 3.01 of this Agreement to become unsatisfiable; (ii) cause it to breach any of its representations, undertakings or commitments hereunder; or (iii) affect significant developments on the Primary Business or financial status of the Target Group.

(b) Upon execution of this Agreement, the Buyers shall, to the extent permitted by applicable laws and regulations, banks, and government authorities, promptly notify the Commitment Parties in writing of its fundraising related to the Deposit and its filing with the government authorities, any facts, changes, conditions, circumstances of bank loans related to the Transaction, or the occurrence or non-occurrence of any event.

Article 5.05 Commitment Not to Solicit or Induce

The Commitment Parties undertake that, except for the replaced senior management, without the prior written consent of the Buyers:

(c) They will not recruit key employees of the Target Group Members, the Buyers and/or their Affiliates, or incite any employees of the Target Group Member, the Buyers and/or their Affiliates to resign (whether or not such employees have actually signed written employment contracts with the Target Group Member, the Buyers and/or their Affiliates);

(d) They will not engage in, with the help of, or cause their Affiliates, directly or indirectly, to employ, incite, entice, or induce any employees of the Target Group Member to leave the Target Group Member, either on their own behalf or on behalf of any other company, enterprise, or other economic organization;

(e) They will not solicit or contact, directly or indirectly, any existing customer or customer of the Target Member for the purpose of inducing or encouraging such existing customer or customer to terminate or reduce its business relationship with the Target Member; and

(f) They will keep confidential and not disclose or transfer to any other party any undisclosed information (whether commercial, operational, financial, legal, or technical information) received or learned about the Target Group Members.

Article 5.06 Exclusivity Period

During the Transition Period, the Commitment Parties and the Target Companies agree, and shall not approve or authorize any of their subsidiaries: (i) to solicit, invite or accept any financing and assets or shares/transfer of shares (the “Offer”) from any other party in connection with any Target Group Members without the prior consent of the Buyers; (ii) to discuss or negotiate an Offer or to provide any due diligence material or information without the prior consent of the Buyers; (iii) to sign or execute any contract or make any arrangement with respect to an Offer (including any list of terms or similar documents, whether or not legally binding) without the prior consent of the Buyers.

Article 5.07 Confidentiality and Press Release

(a) One party (hereinafter referred to as the “Receiving Party”) shall maintain the confidentiality of the Confidential Information received from the other party, shall not use the Confidential Information for any purpose other than the purpose hereof, and shall not disclose the Confidential Information to any third party. The foregoing obligation of confidentiality shall not apply to the following information: (i) information that is or becomes publicly available through no fault of the Receiving Party or its representatives, agents, suppliers or subcontractors; (ii) information that the Receiving Party has lawfully obtained from a third party, provided that the receipt of such information from such third party is not subject to any obligation of confidentiality or restriction on use; Or (iii) information that is in the possession of the Receiving Party in writing without any restriction on its use or disclosure, and that was not obtained as a result of this Agreement.

(b) The Target Companies and the Commitment Parties shall at all times maintain the confidentiality of, and shall ensure that their Affiliates maintain the confidentiality of, all Confidential Information of which they are aware concerning the Group Members. They shall not use such Confidential Information for any purpose other than for the benefit of the Target Group Member and with the prior consent of the Buyers, and shall not disclose such Confidential Information to any third party. Any breach of this Article by the Affiliates of the Target Companies or the Commitment Parties shall be deemed as a breach of contract by the Target Companies or the Commitment Parties.

(c) The Receiving Party may disclose Confidential Information to its Affiliates, employees, directors, supervisors, and professional advisors if such disclosure is reasonably necessary for the purposes of this Agreement. The Receiving Party shall ensure that such Affiliates, employees, directors, supervisors, and professional advisors are aware of and compliant with the confidentiality obligations set forth in this Article and shall be held accountable for any breach of confidentiality obligations by any such Affiliates, employees, directors, supervisors, and professional advisors.

(d) The Parties agree that the Buyers and their Affiliates shall be entitled to make announcements or disclosures with respect to the proposed transactions hereunder in accordance with the laws or the regulations of any stock exchange, government authorities, or other regulatory or supervisory bodies with jurisdiction or their internal authorities and superior management authorities. The content of such announcements or disclosures shall be notified to Orient Ruibo in writing in advance, and Orient Ruibo may make reasonable suggestions or comments on such announcements or disclosures in accordance with laws and regulations. Any announcement or disclosure made by any Target Group Member or Commitment Party with respect to the proposed transactions hereunder in accordance with the laws or the regulations of any stock exchange, government authorities, or other regulatory or supervisory bodies with jurisdiction or their internal authorities and superior management authorities shall be notified in advance in writing to the Buyers, and the Buyers may make reasonable suggestions or comments on such announcements or disclosures in accordance with laws and regulations.

(e) If any Target Group Member or Commitment Party intends to disclose the proposed Acquisition hereunder to the public through the press conference, industry or professional media, marketing materials, or any other means, it shall negotiate with the Buyers and Orient Ruibo three (3) business days in advance to confirm the unified propaganda program for public disclosure (including, but not limited to, the scope, manner, time, content of press releases, etc. of the information that may be disclosed). Without the prior consent of the Buyers and Orient Ruibo, neither party shall disclose to the public any information other than that contained in the propaganda program confirmed by the Buyers and Orient Ruibo. Meanwhile, the Target Group Members and the Commitment Parties hereby confirm that their personnel, agents, professional service providers, or consultants engaged for the proposed Acquisition hereunder (collectively referred to as “Third-Party Receipients”) shall be bound and restricted by this Article, and shall ensure that their personnel and Third-Party Receipients fulfill such obligations.

(f) Article 5.07 pertains specifically to Target Group Members, as well as to any Confidential Information related to them. Such provisions shall survive the Closing. Moreover, the confidentiality obligations apply exclusively to the Commitment Parties and bind them. Upon the Closing, the Buyers and the Target Companies will be released from their obligation to maintain confidentiality towards the Commitment Parties as agreed in Article 5.07.

(g) Any violation of Article 5.07 by the Parties will be deemed as a breach of contract. Besides pursuing their liabilities for contract breaches as per this Agreement, non-breaching party may also request the Commitment Parties to publish a clarification announcement at their own expense in the mainstream media of China and on their official websites for at least thirty (30) days.

Article 5.08 Further Actions

(a) The Parties shall use all reasonable efforts to take or cause others to take all actions necessary and appropriate, to do or cause others to do all things necessary, appropriate, or advisable under applicable law, and to execute and deliver all documents and other instruments necessary to carry out the provisions of the Transaction Documents, to consummate the transactions contemplated hereby and to give effect to such transactions. The Commitment Parties and the Target Companies agree to provide the Buyers with the materials and information required by the Banks regarding to the Buyers’ bank loans in connection with the Transaction.

(b) For the purpose of completing the Transaction, the Parties may enter into one or more Ancillary Agreements after the execution of this Agreement; Notwithstanding the foregoing, the Parties hereby acknowledge and agree that in the event of any inconsistency between this Agreement and any Ancillary Agreement, this Agreement shall prevail unless the Parties expressly agree at that time in the Ancillary Agreements that the Ancillary Agreements shall prevail. This Agreement shall be deemed to supplement and modify the relevant conflicting provisions of the Subsidiary Agreement, if any. Moreover, neither party shall have any claim against the other parties to this Agreement solely for the sake of the Ancillary Agreement. For the avoidance of doubt, the foregoing provisions shall not restrict any party from making a claim against the other parties to this Agreement, whether or not such claim is based on the Ancillary Agreement.

Article 5.09 Waiver by the Commitment Parties

The Commitment Parties acknowledge that, from and after the Closing Date, each of the Commitment Parties shall waive (and shall cause its Affiliates to waive) any claim that it has (or may have) against any Target Group Member as a result of any matters before Closing or liability arising out of any matters before Closing, and agree to waive any such liability against any Target Group Member.

Article 5.10 Post-Closing Obligations

(a) Documents and Important Seals. Commencing on the Closing Date, all the original documents such as archives, statements, materials and records, company chop, financial chop, legal representative chop and contract chop of the Target Group Members shall be delivered to the person(s) designated by the Buyers. If the original custodian is under the control of any of the Commitment Parties or other Group Members, the Commitment Parties shall assist in a timely delivery of such property to the person(s) designated by the Buyers, either by themselves or by causing any relevant person to do so.

(b) Business Integration. If, after the Closing, a person controlled by any of the Commitment Parties or other Group Members holds a position in the Target Group Members, or the Buyers is unable to complete its integration with the Target Group Members independently due to lack of data or information, the Commitment Parties shall actively support the completion of the integration between the Target Group Members and the Buyers and comply with the relevant policies of each department of the Buyers.

(c) Name Change of Other Group Members. Following the Closing, the Commitment Parties shall complete the name change of TM Ruibo, TM Parent, TM Holdings and the applicable procedures of government authorities as soon as practicable and no later than three (3) months after the Closing Date, and the results shall be reasonably satisfactory to the Buyers.

(d) Changes in Senior Management of Other Group Members. If, due to the persons under the control of the Commitment Parties or other Group Members, the Buyers and the Target Group are unable to independently replace the directors, supervisors, legal representatives, responsible persons and other senior management of the Target Group Members with the designated persons of the Buyers and to complete the applicable procedures of government authorities (including, but not limited to, completing the filing procedures with the Administration for Market Regulation and the change registration procedures with the Tax Bureau), the Commitment Parties shall then actively assist the Buyers in completing the above changes within two (2) months after the Closing or within such other time limit as Orient Ruibo and the Buyers may otherwise agree upon based on the actual situation.

(e) Change of Registration and Renewal of Business Licenses of Shanghai Taomee. Following Delivery, the Commitment Parties shall (and shall cause the relevant Sellers to) take all necessary actions to actively assist Shanghai Taomee in, (1) completing as soon as practicable the approval, registration and filing procedures in connection with the proposed Acquisition hereunder for all business qualification certificates held by Shanghai Taomee and obtaining new licenses upon renewal; and (2) completing all formalities of Shanghai Taomee in terms of change of registration of with the Administration for Market Regulation and procedures of registration of tax change regarding the proposed Acquisition hereunder and obtaining the renewed Business License (“Shanghai Taomee Registration Change”).

(f) Approval and Renewal of Business License. After the Closing, the Commitment Parties shall, upon the request of the Buyers, assist Shanghai Taomee Animation Co., Ltd. in completing the registration of change of the Radio and TV Program Production and Operation License held by Shanghai Taomee Animation Co., Ltd. with respect to the change of legal representative within three (3) months after the Closing, or such other period as Orient Ruibo and the Buyers may otherwise negotiate based on the actual situation, and in obtaining a new license upon renewal.

(g) Exit of Shanghai Shengyu Network Technology Co., Ltd. The Buyers shall, at the request of Orient Ruibo, provide assistance in completing the change of registration with the relevant government authorities for the exit of Shanghai Shengyu Network Technology Co., Ltd. from Orient Ruibo.

(h) Prerequisites for Waiver. If the Buyers waive any of the Closing Conditions agreed upon in Article 3.01 due to a commitment made by any of the Commitment Parties, that Party shall fulfill its commitment and continue to perform its obligations under such commitment for an agreed period of time as determined by the Buyers.

Article 5.11 Use of Name

(a) The Commitment Parties shall not, without the prior written consent of the Buyers or their Affiliates, use, publish or reproduce the name of the Buyers or any of their Affiliates or any similar company name, trade name, trademark, product or service name, domain name, mark, sign and logo for marketing, advertising, promotional or other purposes, or enable third parties to identify the Buyers or any of their Affiliates through any specific description, whether or not the Buyers owns, directly or indirectly, any equity interest in the Target Group Member at that time.

(b) Subject to Article 5.07(e), after Closing, the Commitment Parties and their Affiliates shall not, without the prior written consent of the Buyers, use, publish or reproduce the name of the Target Group Member or any similar company name, trade name, trademark, product or service name, domain name, mark, sign and logo for marketing, advertising, promotional or other purposes, or enable third parties to identify the Target Group Member through any specific description.

(c) Pursuant to Article 8.03 of this Agreement, the duties and obligations under the Article shall remain in force and binding even after the termination of this Agreement.

Article 6 Tax

(a) Each Party shall bear and be responsible for reporting and paying all taxes separately calculated and levied on each Party in accordance with all applicable Laws arising from or related to the Acquisition. The Commitment Parties shall, and shall cause each Seller to make its best efforts to complete filing of the tax return and tax payment required by the Laws based on the entire Purchase Price (including the adjustments made for a higher amount) as soon as possible. The Commitment Parties shall ensure the tax filing related documents (if any) be delivered to the Buyers as soon as possible relating to the equity transfer transactions that required by the Law and unanimously agreed by the Commitment Parties and the Buyer to be reported by the Buyer for the withholding obligations. Other relevant Parties shall also use their best efforts to facilitate.

(b) In case of the equity transfer transactions for which the Buyers are required to withhold and remit taxes pursuant to Article 6(a), the Buyers may deduct the withholding taxes from the Purchase Price paid by the Buyers to the Sellers upon confirmation of the tax filing documents by the Sellers. To complete the withholding of the subject tax, the relevant Seller shall assist in remitting the amount equivalent to the withholding taxes from the Escrow Account to the bank account designated by the Buyers, or shall refund such withholding taxes. The Buyers shall deliver the relevant Seller the tax payment receipt of the withholding taxes within three (3) business days of the completion of the withholding obligation. The other parties shall use their best efforts to cooperate with the Buyers to enable the Buyers to fulfill their withholding obligations. If the actually paid withholding tax is less than the amount deducted from the Purchase Price according to the tax payment receipt, the Buyers shall remit the discrepancy to the bank account designated by the relevant Seller within five (5) business days after the delivery of the tax payment receipt. If the Tax Bureau or other Government Authorities require the Buyers to withhold and remit taxes after the Buyers have paid the Purchase Price to the Sellers, or although the Buyers have withheld and paied the withholding tax, the Tax Bureau or other Government Authorities later determine that a different type of tax or a higher tax rate should be applied, or determine a higher tax amount on deemed basis, the Sellers shall be responsible for communicating with the relevant Tax Bureau or other Government aAthorities and shall pay the relevant taxes as required by the Government Authorities or remit the amount to the Buyers for withholding. If any overdue fines and penalties (if any) are incurred as a result of improper handling by the Sellers, such overdue fines, and penalties (if any) shall be paid by the Sellers to the Buyers for withholding, provided that the amounts already paid by the Sellers to the Tax Bureau shall not be paid to the Buyers. If the Buyers fail to timely withhold and remit taxes to the Tax Bureau or other Government Authorities for its own reasons, any penalties (including overdue fines and penalties, if any) imposed against the Buyers shall be borne by the Buyers, and the Buyers shall not deduct such amount from the Purchase Price payable to the Sellers.

(c) To be clear, in the event that the Buyers withhold and remit taxes for the Sellers, if there is any deduction or reduction in the Purchase Price of the Sellers pursuant to this Agreement or as otherwise agreed by the Parties, the Buyers shall not refund to the Sellers the taxes calculated regarding to such deduction or reduction that the Buyers has withheld; In the event that the Sellers complete the tax filing and pay the taxes with respect to the Purchase Price of the Acquisition (before adjustment), the Buyers shall not pay or reimburse to the Sellers any tax calculated regarding to such deduction or reduction that the Buyers have already paid to the tax bureau if there is any deduction or reduction in the Purchase Price of the Sellers pursuant to this Agreement or as otherwise agreed by the Parties.

Article 7 Indemnification

Article 7.01 Indemnification for Breach of Contract

(a) If any Group Member, Seller and/or Commitment Party breaches any of its representations, warranties, obligations or undertakings under the Transaction Documents (the “Default of Commitment Parties”) and causes the Buyers (and successors and assigns of the Buyers) or their Affiliates (including the Target Group Members, if after the Closing), professional advisors and agents (each party including the Buyers, an “Indemnified Party of the Buyers”) to incur any debts, losses, damages, claims, fees and expenses, interest, rulings, judgments and penalties (including, but not limited to, fees and expenses of attorneys and advisors, compensation and indemnity to any third party, any loss incurred by the Buyers indirectly as a result of its shareholding in the Target Group because of the related loss of the Target Group Member, but in no event shall any expected interests be included in the scope of any loss) (“Losses”), whether incurred before or after the Closing, the Commitment Parties shall, jointly and severally, indemnify the Indemnified Party of the Buyers and hold harmless the Indemnified Party of the Buyers.

(b) In the event that the Buyers breach any of its representations, warranties, obligations or undertakings hereunder to the extent that the Commitment Parties or their Affiliates (including the Target Group Members, if prior to the Closing), professional advisors and agents (each Party an “Indemnified Party of the Commitment Parties”) suffer any loss, whether incurred before or after the Closing, the Buyers shall, jointly and severally, indemnify the Indemnified Party of the Commitment Parties and hold harmless the Indemnified Party of the Commitment Parties.

Article 7.02 Special Indemnification

(a) The Commitment Parties shall, jointly and severally, indemnify the Indemnified Party of the Buyers and hold harmless the Indemnified Party of the Buyers from any losses (whether such losses occurred before or after the Closing), caused to the Indemnified Party of the Buyers, whether or not such losses were disclosed to the Buyers, by any of the following events occurring or existing prior to the Closing (if any):

(i)	As of the Execution Date and the Closing Date, respectively, any of the Target Group’s self-developed games, animations or film and television works are deprived of necessary license and permits by Government Authorities (including, for the avoidance of doubt, during the Transition Period) and had not been reinstated for more than ninety (90) days, or the Target Group had failed to obtain the relevant approvals and permissions for each of the games, animations and film and television works it operated, or had failed to complete the required registration and filing;

(ii)	The Target Group is subject to a penalty of more than RMB 50,000 for non-compliance in its Primary Business (including, but not limited to, violation of the anti-addiction system, biometric real-name authentication, game virtual currency and prohibition on engaging in online gambling and other related regulatory requirements);

(iii)	The operation of the Primary Business and the use of intellectual property rights, trade name and title of the Group Members in conflict with the intellectual property rights of any third party; infringement or misappropriation of intellectual property rights of any third-party by the Target Group Members;

(iv)	The Target Group Members violated cybersecurity and data protection laws in the course of its business, including, but not limited to, any claims arising from or in connection with the retrieval, processing, editing, storage, and use of third-party information and data by the Target Group Members;

(v)	Any liabilities and losses incurred or borne by the Target Group Members in terms of employment (including but not limited to the payment of wages, probation period, social insurance, and housing provident fund, labor dispatching, etc.), or violations of labor-related laws and regulations in China by the Target Group Members and any fines, overdue fines, overdue interest and other similar charges and payments incurred in connection therewith, or any disputes arising among the Commitment Parties, the Group Members and their current employees (including but not limited to key employees) or former employees concerning wages, bonuses, confidentiality, non-competition and other employment-related agreements;

(vi)	Any penalties, overdue fines, overdue interest and other similar charges and payments incurred as a result of underpayment of taxes (including, but not limited to, income taxes and value-added taxes, taxes due from third parties withheld and remitted) and violations of laws relating to tax administration and invoice management by the Target Group Member; and

(vii)	Orient Ruibo is operating a business that competes with the Primary Business of the Target Group Members.

(b) For the avoidance of doubt, in the event that the Acquisition is not closed ultimately, the Target Companies and the Commitment Parties shall jointly and severally indemnify the Indemnified Party of the Buyers and hold harmless the Indemnified Party of the Buyers against any losses payable by the Commitment Parties to the Indemnified Party of the Buyers under this Agreement.

Article 7.03 Remedies

The Parties acknowledge and agree that the indemnification provisions in Article 7.01 to Article 7.02 of this Agreement are not the only remedies that the non-breaching Party will have in the event of a breach by any other Party of its representations, warranties and undertakings in the Transaction Documents or a failure by any other Party to perform and comply with any of its promises and covenants in the Transaction Documents. If such other Party fails to perform as agreed, or breaches any provision in the Transaction Documents, the non-breaching Party may seek any other rights that may be asserted or any and all other remedies that may be sought based on the Transaction Documents or any other Transaction Documents and the laws of the PRC applicable to this Agreement or any other Transaction Documents.

Article 8 Termination

Article 8.01 Termination

(a) This Agreement may be terminated at any time prior to the Closing if any of the following events occur:

(i)	If the Buyers fail to remit the Deposit as agreed in paragraph 2.03(a)(i) hereof, Orient Ruibo shall have the right to terminate this Agreement unilaterally and immediately upon written notice to the Buyers;

(ii)	If the Buyers fail to remit Remaining Fixed Consideration as agreed in paragraph 2.03(b)(i) hereof, Orient Ruibo shall have the right to terminate this Agreement unilaterally and immediately upon written notice to the Buyers;

(iii)	If: (1) any of the representations and warranties of any of the Commitment Parties or the Target Group Members under the Transaction Documents are materially untrue or incorrect, or the undertakings or obligations are not fulfilled to the extent that the conditions set forth in Article 3.01 cannot be satisfied, or (2) legal proceedings are initiated by or against the Target Group Members for the purpose of insolvency proceedings, or the Target Group Members liquidate, wind up, restructure or reorganize its debts in accordance with the law for its bankruptcy, insolvency or restructuring, the Buyers shall have the right to terminate this Agreement unilaterally upon written notice to the other Parties.

(iv)	If any TM Parent Minority Shareholder or the Ultimate Controlling Persons of TM Parent Minority Shareholder has materially breached, expressly indicated, or demonstrated by its own conduct that it will no longer perform the Minority Shareholder Documents prior to the Deposit Payment Date, and such matter cannot be properly resolved within one (1) month of its occurrence, the Buyers shall have the right to to unilaterally terminate this Agreement upon written notice to the other Parties.

(v)	Each Party may terminate this Agreement if any Government Authorities issue an order, decree or ruling, or takes any other actions, preventing or prohibiting the transactions contemplated in the Transaction Documents, or determining that the proposed equity transfer transactions under the Transaction Documents are invalid, and such order, decree, ruling, or other actions are final and not subject to review, prosecution or appeal.

(b) This Agreement may be terminated by mutual consent of the Parties in writing.

Article 8.02 Effect of Agreement Termination

(a) If this Agreement is terminated pursuant to Article 8.01:

(i)	If this Agreement is terminated pursuant to Article 8.01(a)(i), the Buyers shall not be required to pay any Deposit or Purchase Price, but Orient Ruibo shall be entitled to recover from the Buyers Transaction Expenses (as defined below) and losses incurred as a result of the execution and performance of this Agreement in an amount to be determined by Orient Ruibo through separate negotiations with the Buyers;

(ii)	If this Agreement is terminated pursuant to Article 8.01(a)(ii), the Buyers shall not be required to pay any outstanding Purchase Price and the Commitment Parties shall be entitled to:

(1) Refund the remaining Deposit to the Buyers after deducting the Transaction Expenses (as defined below, but the amount deducted shall not exceed RMB 5 million) incurred by Orient Ruibo. By then, the Sellers shall promptly assist the Buyers in release of the Deposit in the Escrow Account and refund from the Escrow Account to the bank account designated by the Buyers; or

(2) Retain the Deposit and enable the Buyers to acquire 27.19% of equity interest in the Target Group (the “Alternative Target Equity”) and convert the Deposit into full consideration for the acquisition of such Alternative Target Equity in accordance with relevant laws and regulations. In order to effect the transaction referred to in this paragraph, the Parties shall then separately execute the relevant Transaction Documents and the terms of such Transaction Documents shall comply with the following principles: (A) If any other buyer intends to acquire a portion or all of the equity interests in the Target Group, Orient Ruibo shall be entitled to a drag-along right to all of the equity interests in the Target Group then held by the Buyers and the Buyers shall be entitled to demand the sale of all of the then-held equity interests in the Target Group, provided that the valuation of the Target Group satisfies certain reasonable threshold; (B) If any shareholder of the Target Group intends to transfer or dispose of, directly or indirectly, the equity interest in the Target Group held by it to a third party other than its Affiliates, the other shareholders of the Target Group shall, on equal terms, have the pre-emptive rights (and may designate their Affiliates to exercise such pre-emptive rights) and tag-along rights; (C) contain terms substantially identical to the representations, warranties and liabilities for damages hereunder (except for such adjustments as may be necessary to restructure the Transaction); or

(iii)	If this Agreement is terminated pursuant to Article 8.01(a)(iii), the Buyers shall not be required to pay any outstanding Purchase Price. The Transaction Expenses (as defined below, but in an amount not exceeding RMB 5 million) incurred by the Buyers shall be borne jointly and severally by the Commitment Parties and the Target Companies. Moreover, within three (3) business days from the date of termination of this Agreement, the Sellers shall refund to the Buyers the entire amount paid by the Buyers and the interest in the Escrow Account arising from the deposit of the relevant amount paid by the Buyers. By then, the Sellers shall assist the Buyers in releasing the amount (if any) in the Escrow Account and transferring the fund in the Escrow Account to the bank account designated by the Buyers. The Target Companies and other Commitment Parties, together with the Sellers, shall be jointly and severally liable to the Buyers for the foregoing refund obligations.

(iv)	If this Agreement is terminated pursuant to Article 8.01(a)(iv), the Buyers shall not be required to pay any outstanding Purchase Price and the Parties shall bear their own Transaction Expenses.

(v)	If this Agreement is terminated pursuant to Article 8.01(a)(v), the Buyers shall not be required to pay any outstanding Purchase Price and the Parties shall bear their own Transaction Expenses and any costs for reinstatement arising therefrom. Unless otherwise agreed by the Parties at that time, (1) the Parties shall sign the necessary documents and take the necessary actions (including, but not limited to, formalities such as registration and filing with government authorities) to use their best efforts to reinstate within thirty (30) business days after the termination of this Agreement, as if this Agreement had never been performed, and the Buyers shall not be liable for any cancellation or non-renewal by government authorities of the Target Group’s business licenses as a result thereof; And (2) the relevant Sellers shall assist the Buyers in deregulating the amount (if any) in the Escrow Account and transferring the balance in the Escrow Account to the bank account designated by the Buyers.

(vi)	If this Agreement is terminated pursuant to Article 8.01(b), the Parties shall proceed in accordance with the plan then agreed upon.

(b) Notwithstanding the context of this Agreement, if the Buyers fail to remit the Deposit as agreed in paragraph 2.03(a)(i) hereof, or fails to remit the Remaining Fixed Consideration as agreed in paragraph 2.03(b)(i) hereof, the provisions of Article 8 shall be the sole remedy of the Commitment Parties, and the Commitment Parties shall not be entitled to impose any other liability on the Buyers for breach of contract.

Article 8.03 Survival

If this Agreement is terminated pursuant to Article 8.01 hereof, this Agreement shall immediately cease to have effect and no Party will assume any further liability, except that (i) Article 5.07 (Confidentiality and Press Release), Article 5.11 (Use of Name), Article 7 (Compensation), Article 8.02 (Effect of Agreement Termination), Article 8.03 (Continuation of Some Provisions) and Article 9 (General Provisions) shall survive the termination hereof; and (ii) nothing in this Agreement shall relieve any Party from any liability (including liabilities arising from any untrue, inaccurate or misleading representations and warranties made by a party in this Agreement, or failure to comply with any of its commitments or agreements in this Agreement) for breach of this Agreement prior to such termination.

Article 9 General Provisions

Article 9.01 Expenses

Pursuant to the provisions of Article 8.02, each Party shall bear its own costs and expenses n connection with this Agreement, other Transaction Documents, and the Acquisition proposed therein (including, but not limited to, fees for legal counsel, financial advisors, and auditors, collectively referred to as the “Transaction Expenses”).

Article 9.02 Notice

Any notices, claims, demands, and other communications, as required or made under this Agreement, shall be in writing and delivered to each Party at the address mentioned in Exhibit 9.02 of this Agreement (or an alternate address designated by a Party by giving notice in accordance with Article 9.02). Such notice or other communication, if sent by facsimile or telex, shall be deemed served upon delivery; if delivered in person, it shall be deemed served upon delivery in person.

Article 9.03 Severability

Each provision of this Agreement is severable and independent. If one or more provisions of this Agreement are determined to be invalid, illegal, or unenforceable at any time, it shall not affect the validity or enforceability of any other provision hereof.

Article 9.04 Entire Agreement

Unless otherwise agreed in writing by the Parties, this Agreement supersedes all prior oral and written agreements and commitments of the Parties with respect to the subject matter hereof. All Exhibites attached hereto shall constitute an integral part of this Agreement.

Article 9.05 Transfers and Succession

No Party may assign any of its rights or obligations hereunder without the express written consent of other Parties; provided, however, that any Buyers may transfer this Agreement or any of its rights and obligations hereunder to one or more Affiliates of the Buyers without the consent of the other Parties. This Agreement shall be binding on the Parties and their respective successors, heirs (including the controlling shareholders and actual controllers at the time of cancellation of any entity) and permitted assigns and shall inure to the benefit of the Parties and their respective successors and assigns.

Article 9.06 Amendments

This Agreement and its Exhibites hereto cannot be amended or modified except (a) by an instrument in writing signed by the Parties or the authorized representatives of the Parties, or (b) as waived pursuant to Article 9.07 hereof.

Article 9.07 Exemption

The failure or delay of a party to exercise any of its rights, powers, and remedies under this Agreement or at law (“Such Party’s Rights”) shall not operate as a waiver of such rights, and any waiver of any single or partial such rights shall not preclude the exercise of such rights in any other manner or the exercise of any other Such Party’s Rights.

Article 9.08 No Third Party Beneficiaries

This Agreement shall be binding upon the Parties and their respective successors and permitted assignees, and is made solely for the benefit of said parties.

Article 9.09 Governing Law

The conclusion, effectiveness, performance, and dispute resolution of this Agreement shall be construed in accordance with and governed by the laws of the PRC.

Article 9.10 Dispute Resolution

Any dispute (“dispute”) arising out of or in connection with the execution of this Agreement shall be resolved by the Parties hereto through friendly consultation. The requesting Party shall send a dated notice to the other Parties promptly, indicating the dispute and its nature. In the event that no agreement can be reached through consultation within thirty (30) days from the notice date of such dispute, any Party may refer such dispute to Shanghai International Arbitration Center (the “SHIAC”) for arbitration in accordance with the arbitration rules of SHIAC then effective. The arbitration award shall be final and binding on all Parties.

Article 9.11 Additionall Sellers and Buyers

(a) The Parties hereby agree that upon the determination of the Sellers, the Commitment Parties shall promptly cause the Sellers (other than the Individual Seller) other than the Commitment Parties to execute the Supplemental Agreement set forth in Exhibit E to this Agreement with the other Parties to this Agreement and the Buyers, to become a Party to this Agreement and to be entitled to the rights, perform the obligations and assume the responsibilities hereunder as the “Sellers” and the “Commitment Parties” as if they were a Party to this Agreement from the Execution Date.

(b) The Parties hereby agree that upon the determination of of the Buyers, MMV shall promptly cause the other Buyers to execute the Supplemental Agreement set forth in Exhibit E to this Agreement with the other Parties to this Agreement and the Sellers, to become a Party to this Agreement and to be entitled to the rights, perform the obligations and assume the responsibilities hereunder as the “Buyers” as if they were a Party to this Agreement from the Execution Date.

Article 9.12 Original

This Agreement may be executed in any number of counterparts. Each copy shall become an original when signed and delivered. All copies together constitute one and the same agreement.

[The signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Shanghai Shengran Information Technology Co., Ltd.

By:	/s/ Hai Feng
Name:	Hai Feng
Title:	Legal Representative

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Shanghai Taomee Network Technology Co., Ltd.

By:	/s/ Liqing Zeng
Name:	Liqing Zeng
Title:	Legal Representative

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Shanghai Qidong Information Technology Co., Ltd.

By:	/s/ Liqing Zeng
Name:	Liqing Zeng
Title:	Legal Representative

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Shanghai Taomi Network Technology Co., Ltd.

By:	/s/ Mengqing Li
Name:	Mengqing Li
Title:	Legal Representative

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)

By:	/s/ Hai Feng
Name:	Hai Feng
Title:	Authorized Person by Managing Partner

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Orient TM Ruibo Limited

By:	/s/ Hai Feng
Name:	Hai Feng
Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Orient TM Parent Limited

By:	/s/ Hai Feng
Name:	Hai Feng
Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Taomee Holdings Limited

By:	/s/ Li Zhao
Name:	Li Zhao
Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Taomee Holdings (HK) Limited

By:	/s/ Hai Feng
Name:	Hai Feng
Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Shanghai Mi Ting Culture and Creative Co., Ltd.

By:	/s/ Peixuan Hu
Name:	Peixuan Hu
Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by authorized representatives as of the day and year first above written.

Beijing Zi Tang Technology Co., Ltd.

By:	/s/ Yanzhi Wang
Name:	Yanzhi Wang
Title:	Legal Representative

Exhibit A ownership of target companies as of closing date

Target Companies	Shareholder	Registered Capital (RMB)	Ownership
Shanghai Shengran	Buyer entity	192,075,000	100%
Shanghai Taomee	Buyer entity	3,950,395	100%
Shanghai Taomi	Buyer entity	10,000,000	100%
Shanghai Qidong	Shanghai Taomi	1,000,000	100%

Exhibit b target group companies as of execution date

No.	Company Name	Unified Social Credit Code	Registered Office
1.	Shanghai ShengranInformation Technology Co., Ltd.	91310000690127809G	13-15F, Building A2, No. 1528, Gumei Road, Xuhui District, Shanghai
2.	Shanghai Taomee Nework Technology Co., Ltd.	91310104667760032G	16F, Building A2, No. 1528, Gumei Road, Xuhui District, Shanghai
3.	Shanghai Taomi Network Technology Co., Ltd.	91310120MA1HL9N0XP	Room 207, 668 Xinzhuan Road, Songjiang District, Shanghai
4.	Shanghai Qidong Information Technology Co., Ltd.	913101177862519001	Room 502-8, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
5.	Shanghai Xinsheng Information Technology Co., Ltd.	913101170559323906	Room 502-9, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
6.	Shanghai Taomee Animation Co., Ltd.	91310117564785712N	Room 522, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
7.	Shanghai Jushou Wireless Technology Co., Ltd.	91310117398774240G	Room 502-18, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
8.	Shanghai Taomee Property Co., Ltd.	913101170820311926	Room 602, Building 33, 258 Xinzhuan Road, Songjiang District, Shanghai
9.	Shanghai Junran Information Technology Co., Ltd.	91310117324712346L	Room 502-58, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
10.	Yangzhou Moles World Animation Co., Ltd.	91321003MA1MD1RH3U	North of Jinghua Road, South of West Wenchang Road, Hanjiang District, Yangzhou, Jiangsu Province
11.	Shanghai Shengyu Network Technology Co., Ltd.	913101173245630534	Room 502-61, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
12.	Shanghai Mole Animation Co., Ltd.	91310117342099215Y	Room 502-86, Building 23, 518 Xinzhuan Road, Songjiang District, Shanghai
13.	Orient TM Parent Limited	301859	The offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands
14.	Taomee Holdings Limited	217775	Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands
15.	Taomee Holdings (HK) Limited	1290219	Unit 417, 4th Floor, Lippo Center, Tower Two, No.89 Queensway, Admiralty, Hong Kong

Exhibit 4 Representations and Warranties of Target Company and

the Commitment Parties

In order to procure the Acquirer to enter into this Agreement and as part of its consideration for entering into this Agreement, the Target Companies and the Commitment Parties hereby, jointly and severally, make the following representations and warranties to each Acquirer, which, unless stated otherwise in the terms of Exhibit 4, shall be true, accurate, complete and not misleading at the Execution Date, the Deposit Payment Date, the Release Date of Deposit, the Remaining Fixed Consideration Payment Date and the Closing Date and as of the Determination Date of Closing Date Statements (for the purposes of Article 4.18 only); The Target Companies and the Commitment Parties shall provide the Acquirer with a written disclosure schedule on the Execution Date (“Disclosure Schedule on Execution Date”) and may provide the Acquirer with an updated disclosure schedule on the Closing Date (“Disclosure Schedule on Closing Date”, together with the Disclosure Schedule on Execution Date, the “Disclosure Schedule”) with respect to the following Articles 4.13(b) and 4.27(a) (provided that: (1) The matters disclosed in the Disclosure Schedule on Closing Date are limited to new events and changes occurring between the Execution Date and the Closing Date; And (2) if the matters disclosed in the Disclosure Schedule on Closing Date would result in a material loss to the Indemnified Party of the Buyers, the Buyers shall be entitled to request the inclusion of such disclosures in Article 7.02(a) hereof as a special indemnity); except that the exceptions disclosed in the Disclosure Schedule constitute the representations and warranties in the applicable paragraphs of Exhibit 4:

Article 4.01 Composition and Authorization.

(a) Each of the Group Members is a limited liability company or any other entity duly constituted, validly existing and in good standing in accordance with the laws of the jurisdiction of its place of registration. Each Group Member has all necessary powers and authorities, and full legal capacity to execute and deliver this Agreement and each of the Transaction Documents to which they are a party, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each Group Member has duly performed all legal acts necessary to authorize, execute and deliver Transaction Documents to which they are a party and to perform their obligations hereunder and thereunder. Each of the Transaction Documents, when executed and delivered (assuming that the other Parties have duly authorized, executed and delivered them), shall constitute valid and legally binding obligations of each Group Member of the Party and shall be enforceable in accordance with their respective terms. Neither the Group Members nor any of their respective assets will be immune from set-off, suit, or enforcement with respect to the obligations of the Group Members under any Transaction Document. The Buyers have been provided with true and complete copies or scanned copies of the organizational documents of each of the Group Members (including, but not limited to, their Articles of Association and other documents relating to the internal governance structure of the Company).

(b) The Commitment Parties, other than the Group Members, are limited liability companies or other entities duly organized, validly existing and in good standing under the laws of their place of incorporation. Each Commitment Party has full and independent legal status and legal capacity to execute and deliver this Agreement and each of the Transaction Documents to which they are a party, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each Commitment Party have duly performed all legal acts necessary to authorize, execute and deliver this Agreement and each of the Transaction Documents to which they are a party and to perform their obligations hereunder and thereunder. Each of the Transaction Documents, when executed and delivered (assuming that the other Parties have duly authorized, executed and delivered them), shall constitute valid and legally binding obligations of each Commitment Party of the Party and shall be enforceable in accordance with their respective terms.

Article 4.02 Authorities and Qualifications. The Target Group Members shall have all powers and authorities necessary to own, operate or lease all properties and assets used by them and to carry on their Primary Business. In the jurisdictions in which it owns or leases property or conducts Primary Business, they have the necessary licenses or qualifications required by applicable law to conduct their Primary Business and such licenses or qualifications remain in effect. There are no facts or circumstances to suggest that any such authorization will or may be revoked, terminated, varied, or expire without renewal. All corporate actions taken by the Target Group Members have been duly, legally, and properly authorized and the Target Group Members have always complied with its Articles of Association in the conduct of its Primary Business and the corporate governance norms in any material aspects.

Article 4.03 Investment Interests.

(a) No Target Group Members have any direct or indirect equity or other investment interests in, or any right to purchase any equity or other interests in, any other companies, corporations, partnerships, joint ventures, associations, or other subjects, including registered equities or beneficial ownership interests. Except Shanghai Shengyu Network Technology Co., Ltd., the Target Group Member is not a member of any partnership (and is not engaged in any part of the Primary Business through any partnership) and the Target Group Member is not involved in any joint venture or similar arrangement or has unlimited liability in any foreign investment.

(b) No subsidiary of TM Parent, TM Holdings or TM HK has been established in China other than the Target Group.

(c) TM Parent, TM Holdings, TM HK and other Group Members (if any) do not conduct any actual business and hold no assets or liabilities in their names.

(d) All Group Members have been listed in Exhibit B.

(e) There are no circumstances that would result in the Target Group Member not being able to divest itself of an invested company or a subsidiary with no substantial business.

Article 4.04 Consent and Approval. None of the Commitment Parties, TM Parent Minority Shareholders, the Ultimate Controlling Persons of TM Parent Minority Shareholders and the Group Members requires the consent, approval, qualification certificate, order, or authorization of, or any action taken by, or notice given to, any other government authorities or entities (collectively referred to as the “External Consent”) for the effective execution, delivery or performance of this Agreement and any Transaction Documents. The Group’s turnover did not exceed RMB 400 million in 2022.

Article 4.05 Registered Capital and Sale of Equity

(a) As of the date of entering into this Agreement, the equity structure of the Target Company and Group Members is set out in the disclosure schedule. Each Target Group Member’s registered capital has been fully paid, and no flight or other disguised transfer of the registered capital of each Target Group Member happens or lasts.

(b) Except for the proposed transaction under the Transaction Documents, there are no options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments of any nature whatsoever relating to equity or obligating the Group Members to sell any equity or any other interests or make capital increases. The Group Member has not established any written incentive plan or made any commitment to its employees, senior executives, external consultants, etc. regarding equity interest, or stock option incentives, and there are no disputes with any third party regarding stock ownership incentives or stock option incentives of the Group Member.

(c) There is no obligation on the part of the Target Group Members to repurchase, redeem or otherwise purchase any equity. There are no outstanding contractual obligations of the Target Group Members (including but not limited to other Group Members) to make capital investments (whether by way of loans, contributions or otherwise) in any other entity. The capital contribution and payment by the shareholders of the Group Members, all previous changes to the share capital (including, but not limited to, Group Privatization Transaction, capital increases, capital reductions and share transfers), all previous dividend distributions or dividends comply with the relevant provisions of the laws of the place of incorporation and industry regulatory requirements. Moreover, such matters comply with the Articles of Association of the Group Members and do not violate corporate governance standards in any material respect, and there is no dispute, whether existing or potential, over the contribution by shareholders, changes in share capital, dividend distributions or dividends, or the equity/shares of the Group Members. The approval, registration, filing, reporting and/or public disclosure procedures with the government authorities or other entities for the aforesaid contributions by the shareholders, previous changes in the share capital of the Group Members, previous dividend distributions or dividends have been completed. In addition, the relevant parties have completed the tax declaration and tax payment in accordance with the relevant provisions of the laws of the places where they are registered.

(d) Except for the arrangements under the VIE Agreement, (1) the Target Equities are beneficially owned by each registered owner and are free and clear of any encumbrances, and (2) there is no valid Share-holding Entrustment Agreement, voting trust certificate, shareholder agreement, Entrustment Certificate or other agreement or understanding in connection with the voting or transfer of any of the Target Equities. Prior to the date on which the VIE architecture was dismantled, Shanghai Shengran, through the VIE Agreement, had effective control over and actual interest in each operating entity and its subsidiaries.

(e) Except for the arrangements under the VIE Agreement, the Sellers are the legal or beneficial owners of their equity interests in the Target Companies and there is no dispute or controversy over their equity interests in the Target Companies. There is no encumbrance or any agreement, arrangement, or obligation to create an encumbrance on the Target Equities or any part thereof. No one has claimed the right to enjoy the encumbrance on the Target Equities or any part thereof.

(f) Immediately following the Closing, the equity structure of the Target Companies will be as shown in Exhibit A to this Agreement. The Buyers will have legal, valid, full, and exclusive ownership of the equity to be sold without any encumbrance of rights upon completion of the closing and without any legal or contractual obligation to make additional investments in the Target Group Members.

Article 4.06 Material Contracts. Except as disclosed in the Disclosure Schedule, there are no other material contracts being performed by the Target Group.

(a) Each of the Material Contracts of the Group is: (i) legally established, with full and valid terms, binding on the parties thereto and in full force and effect; (ii) there are no terms related to change-of-control, or any terms or any other similar terms causing the Transaction to be subject to this Agreement/approval of the counterparty or any third party; and (iii) shall continue in full force and effect after the completion of the transactions contemplated by the Transaction Documents and shall not be subject to the prior consent of the contracting counterparty, or result in any penalty or other adverse consequences. There is no breach of any Material Contract by the Target Group Members. Material Contracts are concluded in writing and well managed. True and complete copies or scanned copies of such Material Contracts have been provided to the Buyers or their advisors prior to the Execution Date.

(b) There has been no breach of any such Material Contracts by any other party under any contract. There is no Target Group Member that has received any notice of termination, rescission, cancellation of any Material Contract or of default thereunder.

(c) Except the Transaction Documents, there is no contract, agreement, or other arrangement granting to any subject any pre-emptive right to purchase material assets or property or any equity in the Group.

(d) Every material contract involving government authorities or state-owned enterprise customers was concluded and executed in compliance with relevant applicable laws (including, but not limited to, the provisions of applicable laws for bidding).

Article 4.07 Related Party Transaction. Except as disclosed in the financial statements as of December 31, 2022:

(a) To the best knowledge of the Commitment Parties, the officers or directors of the Target Group Members, their immediate family members (or the immediate family members of their spouses) of such officers or directors, and Actual Controllers of TM Parent Minority Shareholders do not have any direct or indirect equity or financial interest in any competitor, supplier or customer of the Target Group Members; nor do they own, directly or indirectly, any tangible or intangible property that is used or has been used, in whole or in part, in the conduct of the Target Group's Primary Business or otherwise, or has any other interest therein, or has any liability or claim to the Target Group Members.

(b) To the best knowledge of the Commitment Parties, except for (i) payment of salaries for services rendered by it, (ii) reimbursement of reasonable expenses incurred by it on behalf of a Target Group Member and (iii) obligations under any employment contract and/or applicable labor laws arising out of an employment relationship, a Target Group Member shall not have any liabilities or other obligations of any nature to any of its officers, directors or shareholders and to any relatives (or relatives of such spouses) of such officers, or directors, or Affiliates of shareholders.

(c) To the best knowledge of the Commitment Parties, there are no ongoing related party transactions, debts or outstanding payments between the Target Group Member and its Affiliates, and there are no arrangements for the transfer of benefits by the Target Group Member to third parties.

(d) Except for the transactions proposed hereunder, there are no related party transactions, unfulfilled contracts, debts, or outstanding payments between any Target Group Member and any other Group Member, or any Group Invested Company. Furthermore, there are no arrangements for the transfer of benefits by the Target Group Member to any other Group Members and there are no arrangements whereby any other Group Members infringe upon the legitimate rights and interests of the Target Group Member.

(e) There are no contracts, agreements, or other arrangements whereby the Target Group Member grants any Affiliate of the Group (including other Group Members and their invested companies) any priority to acquire any material assets or property or any equity interest in the Target Group.

Article 4.08 Abidance by Law; Permit.

(a) To the best knowledge of the Commitment Parties, all material aspects of the business of the Target Group Member and the Target Group (including, but not limited to, the business operation mode of the Target Group, data acquisition modes, and data collection process during the business operation) are in compliance with the laws (including relevant laws relating to the administration of industrial and commercial registration, foreign exchange (including, but not limited to, foreign exchange supervision in connection with the financing and round-tripping investment of domestic residents via overseas special purpose companies), cybersecurity, data security and information protection, Internet information services, value-added telecommunications business, games, cultural publishing, broadcasting and TV programs and films, intellectual property rights, social insurance, housing provident fund, labor, taxation, invoices and anti-corruption), regulatory requirements of industry authorities and requirements of government orders (as applicable). Each Target Group Member has conducted and will continue to conduct its business in compliance with all applicable laws, regulatory requirements of competent authorities of industry and government orders, and no Target Group Member has materially violated any such laws, regulatory requirements of competent authorities of industry or government orders in the conduct of its business. The Target Group Members have all the necessary concessions, permits, licenses and any similar permits (including project approvals and qualification certificates required for the operation of each of its games, animations, and film and television works), complete any filings or reports required for business operations, and are not in breach of such concessions, permits, licenses, or other similar permits, filing, or reporting obligations in any material respect. The Target Group Member has conducted its business operations only within the scope of its licenses, qualification certificates (including, but not limited to, the License for Network Publishing Service, License for Network Culture Operation, License for Value-added Telecommunications Operation, License for Broadcasting and TV Program Production Operation, License for Publication Operation, and the approval and version number for each game, and the License for Public Release, License for Production, License for Distribution, etc. for each animation or film and television works), and permits. To the knowledge of the Commitment Parties, there is no reason that could invalidate or revoke such concessions, permits, licenses or other similar permits. The Disclosure Schedule has disclosed all the games, animations, and film and television works currently operated by the Target Group. During the operation of the games, the Target Group Member has accessed the anti-addict system, completed real-name authentication such as biometric identification and standardized management of the virtual currency of the games (if involved) pursuant to the relevant laws and regulations of the games, and there is no online gambling or any other violation of laws and regulations.

(b) To the best knowledge of the Commitment Parties, the Target Group Member and its Affiliates have complied with all applicable laws relating to cybersecurity and data protection in the collection, storage, use, processing, transmission, provision, disclosure, deletion and other processing of personal information; The Target Group Member has not conducted or been involved in any activities that may lead to the disclosure of personal information, infringe upon the legitimate rights and interests of the subject of personal information, or violate the relevant laws of China on the protection of personal information, nor has it been involved in any investigation, criminal investigation or other legal proceedings by government authorities for possible infringement upon the legitimate rights and interests of the subject of personal information; The Target Group Member has not provided the personal information of the users of the game platform to any third party, nor has it provided such personal information overseas in any way that violates the applicable laws on cybersecurity and data protection.

Article 4.09 No Conflict. To the best knowledge of the Commitment Parties, the execution, delivery, and performance of this Agreement and the Transaction Documents to which the Target Group Member and/or each of the Commitment Party is a party do not and will not: (1) violate, conflict with or result in a breach of any of the provision of its organizational documents (including, but not limited to, the Articles of Association), or (2) conflict with or violate any laws or government orders applicable to it or its assets or business (or cause an event or series of events that could have a Material Adverse Effect as a result of such laws or government orders), or (3) conflict in any material respect with, or constitute a material breach of, any agreement, license, permit or other document or binding arrangement to which the Target Group Member and/or any of the Commitment Parties is a party, or which binds or affects any material assets or material property of the Target Group Member and/or any of the Commitment Parties, or require any External Consent under the foregoing documents, or grant any right to any other person to terminate, modify, suspend, revoke, or cancel any such documents (such conflict or breach will adversely affect its ability to perform its obligations and to complete the transactions proposed under this Agreement or the other Transaction Documents), or result in the creation of any encumbrance on any equity interest or asset of the Target Group Member under such documents (other than arrangements made pursuant to the Transaction Documents).

Article 4.10 Claims. There are no pending claims brought by any of the Group Members, the Commitment Parties, TM Parent Minority Shareholders or the Ultimate Controlling Persons of TM Parent Minority Shareholder, the Key Employees, or their Affiliates, or against any of the Group Members, the Commitment Parties, the Key Employees, or their Affiliates that may materially affect any of the Group’s assets (including the Target Equities) or Primary Business (and there are no actual or potential such claims brought by or to any government authority). Neither the Group Members nor any of their important assets or Primary Businesses are subject to any Government Order which would have or has had a Material Adverse Effect or any Government Order which may affect the legality, validity, or enforceability of this Agreement, any of the Transaction Documents or the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

Article 4.11 Real Estate.

(a) The Target Group Member does not have any of its own real property and has no illegal acts or outstanding liabilities related to the real property.

(b) All of the Target Group Member’s leased real properties are listed on the Disclosure Schedule. Except for these disclosed leased real property, the Target Group Member does not have any other leased property or otherwise possess or use any real property.

(c) The Target Group Member has provided to the Acquirer (i) a true and complete copy or scanned copy of the contract/agreement for the purchase or lease of all real property and (ii) a true and complete copy or scanned copy of the payment voucher for the full payment of the amount due under such contract/agreement.

(d) To the best knowledge of the Commitment Parties, the leased real property is the subject of a binding lease agreement in force between the Leaser (as one party) and the Target Group Member (as the other party). For the real property leased for its business operations, the Target Group Member has entered into a valid lease agreement. For each lease, (i) it is valid, binding and enforceable against the parties thereto under applicable laws, and (ii) no event has occurred that would constitute a default by the Target Group Member under such lease; (iii) the Leaser is the owner of the leased real property or the Leaser legally authorized to lease the leased real property; (iv) the leased real property can be used for the business of the Target Group Member on an ongoing, legal, and barrier-free basis; And (v) there have been no disputes, controversies or claims relating to the leased real properties since they were leased by the members of the Target Group Member. The Target Group Member may occupy and use the leased real property in a safe, legal, compliant, and uninterrupted manner and in the manner in which it is currently being used.

(e) To the best knowledge of the Commitment Parties, there are no contracts, agreements, commitments, documents or laws, government orders, lawsuits, or other legal proceedings (including, but not limited to, no administrative penalties or decisions requiring the demolition of illegal buildings) that may interfere with the Target Group Member’s lawful and complete ownership or use of its real property. The use or utilization of real property by the Target Group Member in its business activities complies with the laws of the place where it is registered and does not infringe the rights and interests of any third party.

Article 4.12 No Specific Changes.

Since December 31, 2022, none of the following events have occurred in any of the Target Group Members, except for the arrangements under the transactions proposed under the Transaction Documents and events that have occurred when the Target Group Member conducts its Primary Business on a day-to-day basis in accordance with past practices and applicable laws and regulations and requirements for financial and tax internal control:

(a) Any of the events listed under Exhibit 5.02 to this Agreement;

(b) Suspension, termination, or cessation of all or part of the Primary Business activities;

(c) Any permit, license, or approval issued to or relating to the Target Group Member or otherwise relating to the Primary Business is expired or terminated, or any policy, permit, license, or approval is not renewed;

(d) An accidental loss of or damage to any material asset, whether or not such loss or damage is covered by insurance;

(e) Any litigation, arbitration or administrative, or judicial investigation (other than routine administrative inspections) against the Target Group Member, or any litigation or arbitration brought by the Target Group Member (except for any litigation or arbitration brought by the Target Group Member against third parties for infringement of the Group’s intellectual property rights where the amount of the claim is less than RMB 1 million);

(f) Suffer from any major adverse impacts; or

(g) Undertake, agree, or permit any of the acts set forth in the preceding paragraph.

Article 4.13 Intellectual Property Rights.

(a) The Target Group Member has taken all reasonable precautions to protect the confidentiality, privacy, and value of its trade secrets. The Target Group Member has a good title and absolute right to the trade secrets it uses. To the best knowledge of the Commitment Parties, such trade secrets have not been disclosed and have not been used, disclosed, or misappropriated for the benefit of anyone (other than the Target Group Member) or to the detriment of the Target Group Member. To the reasonable knowledge of the Commitment Parties, such trade secrets have not faced any adverse claims, objections, or threats of any kind, and were not improperly obtained from any third parties.

(b) The Disclosure Schedule contains a true and complete list of the intellectual property rights of the Target Group Member, which are legally owned by the Target Group Member in full right and interest. Except for commonly used office business applications, the Target Group Member has not used, and does not intend to use, any intellectual property rights subject to third-party licenses in the conduct of its business. The Group Member is entitled to develop, use, sell, or otherwise employ any intellectual property rights used by the Group Member without payment to any third party. In particular, the following three games are now out of service, and the Target Group Member has not had any controversy or dispute with the Partners regarding the historical operation and ownership of the rights and revenues of these three-game software, nor has it received any claims from the Partners: (1) game software titled Haqi Town/3D Kids Creation Wonderland co-owned by Shanghai Shengran and Shenzhen Pairuian Engine Technology Co., Ltd.; (2) game software titled Elf’s Tail co-owned by Chengdu Yanlong Technology Co., Ltd. and Shanghai Jushou Wireless Technology Co., Ltd.; and (3) mobile game software Seer: Return of the King co-owned by Caihu Network Technology Co., Ltd., Hangzhou Kaisi Network Technology Co., Ltd. and Shanghai Xinsheng Information Technolgoy Co., Ltd.

(c) The Target Group Members are the legal owners of all intellectual property rights owned by the Target Group Members and have all rights and interests therein, and there is no encumbrance of rights on such intellectual property. The Target Group Members have a valid license to use the intellectual property rights that they should obtain through licensing, including but not limited to the related copyright of the office business applications used by the Target Group Members. The Target Group Member has the right to make unlimited use of all intellectual property rights to which it is entitled in its ongoing business activities, subject only to its internal rules for the use of such intellectual property rights (if any).

(d) The Target Group Member owns all the intellectual property rights necessary for or used in its Primary Business.

(e) To the knowledge of the Commitment Parties, the operation of businesses by the Target Group Members and the use of the Target Group’s intellectual property does not conflict with the intellectual property rights of any third party, nor does it infringe or misappropriate the intellectual property rights of any third party, and there are no outstanding claims asserting the foregoing. To the knowledge of the Commitment Parties, no subject is engaged in any activity that infringes the Target Group Members’ intellectual property rights. The Target Group Members’ Intellectual Property is not subject to any Government Order restricting the use of such Target Group Members’ Intellectual Property or impairing the validity or enforceability of such Target Group Members’ Intellectual Property.

(f) The Target Group Member has not granted any license or other rights (orally or in writing) pertaining to its intellectual property rights to any third party (including other Group Members), except for those granted for the purpose of conducting its Primary Business on a daily basis. The execution, delivery, or performance of this Agreement or the Transaction Documents and the completion of any transactions proposed thereunder shall not alter or impair any intellectual property rights of the Target Group Member.

(g) The directors of the Target Group Member and all employees of the Target Group Member shall agree in writing to maintain the confidentiality of all confidential and proprietary information obtained by them in the course of their work and to acknowledge that all rights and title to any inventions made within the scope of their work during the term of employment and for a reasonable period after the termination of the employment shall remain with the Target Group Member. Pursuant to the proprietary information and invention agreements of the employees of the Target Group Member, none of these entities has excluded any work or inventions completed prior to their employment by the Target Group Member from the transfer of their inventions.

(h) It is worth noting that the Disclosure Schedule lists all of the data background, source code, and account numbers and passwords of each data management system of the Target Group Member, and each account number and the information contained in such list of account numbers is true, accurate, complete and not misleading; To the best knowledge of the Commitment Parties, such account numbers and the information contained therein have not been subjected to behavior that compromises the security of the account, such as divulgence of secrets, or that compromises the value of the account, such as malicious modifications.

Article 4.14 Employee.

(a) Since January 1, 2021, the Target Group Member has not established any effective employment relationship with any foreign nationals. The Commitment Parties have provided the Buyers with a list of employees of the Target Group Member (the “Employee List”) that truthfully, accurately, and completely lists the names, employers, departments, and entry dates of all employees who have an employment relationship with the Target Group Member or its Affiliates on the Execution Date of this Agreement (the “Employees of the Target Group Member”) and whether written employment contracts have been executed. The Target Group Member has signed formal written employment contracts and written confidentiality agreements with all of its employees. To the best knowledge of the Commitment Parties, there is no strike in progress between the Target Group Member and its employees and no notice of labor arbitration or labor litigation has been received as of the Execution Date of this Agreement; There is no ongoing obligation on the part of any third party to make any claim against the Target Group Member for economic compensation or damages payable but unpaid in connection with the rescission or termination of the employment relationship or any other similar compensation or indemnification in connection with the employment relationship.

(b) Each of the Target Group Members complies in all material respects with applicable laws governing employment or labor relations, including, but not limited to, laws relating to equal opportunity, minimum wages, social insurance, and housing provident funds (the “social insurance”), labor dispatching, working hours, overtime pay and leave. The Target Group Member has promptly: (i) retained all amounts withheld from the Employees of the Target Group Member as required by applicable laws and paid to the appropriate government authorities, including withholding and paying all individual income tax and social security benefits contributions (if any) payable by the Employees of the Target Group Member; (ii) paid in full to the appropriate government authorities all payments required by applicable laws, including all social insurance charges payable by the Target Group Member, and (iii) paid to each of the Employees of the Target Group Member all amounts required to be paid under applicable labor laws and terms of employment applicable to such employees, including all salaries, overtime pay, bonuses, benefits, severance package, non-competition fees (where applicable) and remuneration payable to such employees.

(c) The Employees of the Target Group Member have not materially violated any government orders, or any provision of any employment contract or other agreement relating to the relationship between such employees and the Target Group Member. Apart from social insurance and employee benefits as required by law, the Target Group Member has no other liability for employee benefits. The Target Group Member may, at its sole discretion, terminate the employment of any employee, provided that the general principles governing the termination of employment and the mandatory provisions of applicable labor laws are complied with.

(d) Other than the contracts between the Key Employees and the Target Group Member, the Key Employees are not bound by any other contracts (including any licenses, commitments, or other obligations) or any decisions, judgments, or orders of any governmental authorities or courts that could materially affect their ability to serve the interests of the Target Group Member or that could conflict with the Primary Business of the Target Group Member. When the Key Employees enter into and perform any obligations under labor-related contracts with the Target Group Member (including, but not limited to, employment contracts, non-competition agreements, and confidentiality agreements, intellectual property ownership agreements), they shall not violate any agreements to which they are a party, including, but not limited to, employment contracts, non-competition agreements or similar arrangements with their former employers.

Article 4.15 Tax. The Target Group Member has complied with the tax laws and regulations of its place of incorporation and the requirements of local tax regulations in accordance with the law, and there is no tax non-compliance in any material respect (including, but not limited to, underpayment, non-payment, and default of taxes). The Target Member has timely filed all required Tax Return Documents with respect to its taxes in accordance with the tax laws and regulations of its place of incorporation and the requirements of local tax authorities; The taxes of the Target Group Member include the taxes of the Target Group Member, the taxes that the Target Group Member is obligated to withhold as a withholding agent, and the taxes that the Target Group Member declares and pays on behalf of other Group Members registered overseas on the indirect transfer of assets in China. All taxes required to be specified in such Tax Return Documents or otherwise due have been paid on time and the accrued taxes on the balance sheets of the Target Group Member fully reflect all tax obligations of the Target Group Member that have been incurred but not yet due. All such Tax Return Documents are true, accurate, and complete in all material respects, and there are no misstatements or errors with respect to tax-related amounts, such as tax payable, applicable tax rates, taxes, and allowable pre-tax deductions, stated on such Tax Return Documents. To the best knowledge of the Commitment Parties, no tax authority has formally or informally suggested adjustments to these Tax Return Documents and there is no basis for any such adjustments; There are no pending or potential lawsuits or proceedings against the Target Group Member relating to any tax-related investigation, tax-related audit, assessment, or collection of taxes. The Target Group Member has not engaged in any arrangement to issue invoices for any person or any company that are inconsistent with its actual business, or to have others issue invoices for the Target Group Member that are inconsistent with its actual business. With respect to any payment made or payable to any employee, creditor, shareholder, or other entity and the implementation of the Employee Stock Ownership Plan (if any), the Target Group Member has fulfilled its withholding obligations and has paid taxes in full and on time in accordance with the requirements of the tax laws and regulations of its place of incorporation. None of the Target Group Members has violated any provision of the applicable law in any material respect for the purpose of avoiding or reducing the liability to pay taxes by becoming a party to or entering into any transaction, plan, or arrangement, and such transaction, plan or arrangement occurred less than five (5) years from the date of this Agreement. The Disclosure Schedule has fully disclosed all tax preferences (including applicable preferential tax policies and specific tax incentives) and government subsidies (including applicable government subsidy policies and specific government subsidies) currently available to the Target Group Member. From five (5) years prior to the date of this Agreement to the present, all tax incentives policies, or other financial incentives policies and/or government subsidies received by the Target Group Members have been in compliance with applicable laws, will not be required to pay back taxes in the future due to doubts that they are actually ineligible, and will continue to be effective unless the relevant law changes. All Target Group Member have completed their legal and valid registration with the tax authorities.

Article 4.16 Handover of Information. The financial filings, original accounting vouchers and financial statements, tax-related documents, and information, permit of opening a bank account, bank signature card, U shield on all bank accounts, official seal, corporate seal, contract seal and financial seal, as well as other basic licenses and internal archived information delivered by the Target Group Member to the Buyers on the Closing Date are true and complete.

Article 4.17 Anti-corruption Laws and Economic Sanctions Laws.

(a) To the best knowledge of the Commitment Parties, none of the Target Group Members or any of their directors, officers, legal representatives, authorized representatives and Key Employees or entities acting on behalf of any of the foregoing (“Company Related Parties”) has violated, and has been and is aware of, any applicable anti-bribery or anti-corruption laws of any Company Related Party, including, but not limited to, the relevant anti-corruption and anti-commercial bribery laws and regulations of China and applicable anti-corruption laws of other countries (hereinafter collectively referred to as the “Anti-Corruption Laws”). None of the Company Related Parties have, and have learned or currently learn any Company Related Parties ever offered, paid, promised to pay, or authorize the payment of any money or anything of value to a government official serving in any of the Government Authorities or to any subject (if the Company Related Parties are aware that all or part of such money or anything of value will likely be offered, given or promised (whether directly or indirectly) to any government official) for the purpose of: (i) influencing any act or decision within the authority of such government official; (ii) inducing any act or omission by such government official in connection with his or her statutory duties; (iii) obtaining any improper advantage; (iv) inducing such government official to influence or interfere with the acts or decisions of any of the Government Authorities; or (v) assisting the Target Group Members in obtaining or retaining business or introducing business to the Target Group Members. No Company Related Parties has violated the principle of fair competition in its business activities, nor has it used any other means such as giving or accepting property or other benefits to obtain trading opportunities or other economic benefits. The Target Group Member has not been and is not aware of, any conduct by its officers, directors, supervisors, employees, or agents that violates the principle of fair competition in commercial activities or that uses means such as giving or accepting property or other benefits to obtain trading opportunities or other economic benefits. For the purposes of this paragraph, Government Authorities also include any entity or enterprise that is owned or controlled by the Government Authorities or public international organizations.

(b) To the best knowledge of the Commitment Parties, no government official, government authorities or entity currently has any direct or indirect interest in the Target Group Member or any legal or beneficial interest in the Purchase Price paid by the Target Group Member and the Buyers to the Sellers hereunder. The Target Group Member has kept, and will continue to keep, precise and complete accounting records in accordance with applicable anti-corruption laws and PRC GAAP. The Target Group Members or the Company Related Parties are not directly or indirectly engaged in transactions with any government, country, entity, or subject with which transactions are prohibited by the relevant PRC Government Authorities and by laws or regulations promulgated by the United Nations imposing sanctions or embargoes on specific countries or regions, and no Company Related Parties are any such subject or entity.

Article 4.18 Financial Statement.

(a) The Target Group Member has delivered the Financial Statements (as defined in Article 1.01 of the Body of this Agreement) to the Buyers. Financial Statements: (i) are based on the books of account and other financial records of the relevant Group Members, (ii) give a true, accurate, full and fair view of the financial position and results of operations and cash flows of the Group and/or the Target Group as at the date of the statements or for the corresponding period, (iii) are prepared in accordance with PRC GAAP on a consistent basis consistent with the Group’s previous practice, and (iv) incorporate all adjustments necessary to give a true, accurate, full and fair view of the financial position, results of operations and cash flows of the Group and/or the Target Group as at the date of the statements or for the corresponding period.

(b) the books of account and other financial records of the Target Group: (i) reflect all items of income and expenses and all assets and liabilities required to be reflected in those records in accordance with PRC GAAP applicable on a basis consistent with past practice of the Target Group, (ii) are complete and accurate in all material respects and do not contain or reflect any material inaccuracies or material inconsistencies, and (iii) are prepared in accordance with good business and accounting practices.

(c) All assets listed in the financial statements, including, but not limited to, all accounts receivable, other receivables and other current assets stated in the financial statements, are valid and enforceable claims, net of reserve for bad debt (if any) that have been listed, that are current and recoverable in the normal course of business in all material respects, net of any provisions stated in the financial statements (adequate reserves). There are no material contingent or alleged claims, refusals to pay, or other rights of set-off against any of the assets listed in the financial statements.

Article 4.19 No Undisclosed Liabilities. The Target Group Member has no bank loans or external guarantees. The liabilities listed in the financial statements of all Target Group Members (as defined in Article 1.01 of the Body of this Agreement) have covered all liabilities of the Target Group Members as of the date thereof, except for those reflected or retained in the financial statements of the Target Group Members. The Target Group Members are free and clear of any other liabilities, guarantees, or other liabilities that the Target Group Members may otherwise be directly or indirectly liable. None of the Target Group Members is the guarantor or indemnitor of any other person (including other Group Members) or of any liability. There are no events or circumstances that may affect the Target Group Member’s performance of its obligations, and no such events or circumstances will occur as reasonably anticipated by the Target Group Member and the Commitment Parties.

Article 4.20 Accounts Receivable. Except for those for which provision, if any, has been made in the Financial Statements (as defined in paragraph 1.01 of the body of this Agreement), all accounts receivable reflected in the Financial Statements are, and those which exist at the Closing Date will be, incurred in the ordinary course of business to any Affiliates (excluding Target Group Members) consistent with past practice and, except for those for which provision has been made in the Financial Statements, constitute or will constitute, as the case may be, the Target Group’s only valid and undisputed claims, not subject to valid rights of set-off or other defenses or counterclaims (other than normal cash discounts accrued in the ordinary course of business consistent with past practice). All accounts receivable reflected in the Financial Statements or incurred from the date of such statements until the Closing Date are valid receivables (except for the provision for bad debts reflected in the Financial Statements) and such accounts receivable (except for those for which full provision for bad debts has been made in the Financial Statements) have been collected, are collectible or will be collectible within 365 days after the Closing Date without recourse to litigation or other extraordinary collection action.

Article 4.21 Equipment. All of the Target Group’s self-use equipment is in good operating and repair condition, has been reasonably maintained in accordance with the general standards of the industry (with due regard to its service life and with the exception of normal wear and tear), and is adequately suited to its current use.

Article 4.22 Insurance. The Target Group has not taken any commercial insurance for its significant assets and businesses since its establishment.

Article 4.23 Assets.

(a) The Disclosure Schedule has fully listed the movable property significant to the business operation that is in the name of, or used by, the Target Group Member. Except as previously disclosed, the Target Group Member does not have any other movable property significant to the business operation that is in use or in its possession.

(b) The Target Group Member owns or has the legal right to use all property and assets, including equipment, real estate, inventory, intellectual property, receivables, and contractual rights, which it needs to use or intends to use in the course of the Group’s Primary Business, and there are no encumbrances on such assets.

(c) The Target Group Members own all of the Group’s business contracts, intellectual property rights, movable property, personnel, other property, and rights. These assets are not owned by any of the Commitment Parties, other Group Members, or third parties.

Article 4.24 Non-competition. To the best knowledge of the Commitment Parties, the Key Employees of the Commitment Parties and the Target Group Member do not operate, participate in, or own, directly or indirectly, any business that is identical to, similar to, or in any other competitive relationship with the Primary Business; do not own, directly or indirectly, any tangible or intangible assets required by the Target Group Member to conduct its Primary Business; do not own, directly or indirectly, any owner’s equity in an entity that is affiliated with, has a business relationship with or competes with the Target Group Member (except those who acquire no more than 1% of the shares through the public securities market), or control by loan, contract or otherwise, or hold a senior executive, director, partner or other senior management position in such entity.

Article 4.25 Non-competition and Confidentiality Obligations. Except for this Agreement, there are no other non-competition agreements or similar commitments that may restrict the Target Group Member or the Buyers or their Affiliates. To the best knowledge of the Commitment Parties, none of the Target Group Members, the Commitment Parties, or the Key Employees are in breach of any confidentiality agreement and other confidentiality or similar obligations entered into between them and any third party (in respect of any individual, including, without limitation, with a former employer), and none of the Target Group Members, the Commitment Parties, or the Key Employees have entered into any non-compete agreements with third parties (in respect of any individual, including, without limitation, with a former employer) do not owe any non-compete obligations or similar obligations to any third party. To the best knowledge of the Commitment Parties, the Key Employees are not in breach of any contractual obligations to their former employers, nor are there any ongoing or potential labor disputes, with respect to their employment with and/or work or services provided to the Target Group Member.

Article 4.26 Partners. To the best reasonable knowledge of the Commitment Parties, neither the Target Group Member nor the Commitment Parties have received any notice from the Target Group Partners indicating that they will terminate their relationship with the Target Group Member or the Commitment Parties at any time after the Closing Date or that they will materially change the terms of the original business agreement; The Target Group has no reason to believe that the aforementioned is likely to occur or that the proposed transactions under the Transaction Documents will cause the aforementioned.

Article 4.27 Going Concern. (a) There is no event of default for which the Target Group Member may be held liable or obligated, nor is there any such claim asserted by any third party. To the best knowledge of the Commitment Parties, there are no civil, criminal, arbitration, administrative or other proceedings, or disputes against the Target Group Member or for which the Target Group Member may be vicariously liable for its conduct or breach. (b) To the best knowledge of the Commitment Parties, there are no proceedings pending against the Target Group Members for insolvency or bankruptcy (or the like) and, no third party is about to commence such proceedings. The Target Group Members have the ability to meet their obligations as they fall due and their assets are sufficient to cover all of their liabilities.

Article 4.28 No Undisclosed Business. The Primary Business covers all business activities in which the Target Group Member is engaged, and the Target Group Company has disclosed all of its business activities to the Buyers.

Article 4.29 Full Disclosure. Any facts relating to the Target Group Members or the Primary Business that may have a Material Adverse Effect have been fully disclosed to the Buyers and do not contain any untrue statements of material fact and do not omit to state material facts necessary to avoid such statements being materially misleading. This Agreement, any other Transaction Documents or any deliverables delivered to the Buyers pursuant to this Agreement or any other Transaction Documents, or any other information or data provided in writing or electronically by the Group Members and/or each Commitment Party themselves or by proxy to the Buyers or their advisors in the course of the Buyers’ due diligence and negotiations with respect to this Agreement and the other Transaction Documents, do not contain information that is untrue, inaccurate, incomplete, or misleading and there are no material omissions, in a material respect, thereof.

Article 4.30 Independent Decisions. The Group Members and the Commitment Parties have independently consulted with their tax, financial and legal advisors on all matters relating to the transactions under the Transaction Documents. None of the Buyers or their Affiliates or shareholders, directors, employees, or representatives has provided any tax, financial or legal advice to any of the Group Members or the Commitment Parties in connection with the transactions under the Transaction Documents.